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                                 United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                               ----------------

                                  Form 10SB/A

                              Amendment No. 4

                 General Form for Registration of Securities of
                             Small Business Issuers

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                OurPet's Company
              (Exact name of Small Business Issuer in its charter)

                               ----------------

          Colorado                                   34-1480558
       (State or other                            (I.R.S. Employer
       jurisdiction of                           Identification No.)
      incorporation or
        organization)

    1300 East Street, Fairport                          44077
            Harbor, OH                                (Zip code)
       (Address of principal
        executive offices)

       Registrant's telephone number, including area code: (440) 354-6500

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value

                               ----------------

                               Introductory Note

   OurPet's Company, a Colorado Corporation (the "Company") is engaged in developing, manufacturing and marketing various proprietary products for the retail pet business. As used herein, the term Company includes each of the Company's subsidiaries, unless the context otherwise requires.

   Filed on May 31, 2001.

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

   When used in this Report, statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify such forward-looking statements, which speak only as of the date of this Report. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.

                                     PART I

Item 1. Description of Business.

   The Company's management originally founded Napro, Inc. ("Napro"), an Ohio corporation, in 1985 as an enterprise for launching new ventures and acquiring companies in various lines of business. In 1993 Napro acquired the assets of a small blow molding business and in 1996 placed the assets in a newly formed wholly owned Ohio subsidiary, Sanar Manufacturing Company ("Sanar"). Also in 1996, Napro formed another wholly owned Ohio subsidiary, Virtu Company ("Virtu") to market proprietary products to the retail pet business under the OurPet's label. Napro then changed its name to OurPet's Company effective March 19, 1998. On July 16, 1998, Manticus, Inc. ("Manticus"), a Colorado corporation, obtained all of the outstanding shares of OurPet's/Napro in exchange for 8,000,000 shares of Manticus common stock. After the transaction, the former holders of OurPet's/Napro shares owned approximately 89% of Manticus' shares. Effective August 10, 1998 OurPet's/Napro was merged into Manticus and ceased to exist. Prior to this merger no affiliation or other relationship existed between Manticus and the Company or the Company's shareholders. As operations for the newly merged entity were, and continue to be, conducted in Ohio, Manticus proceeded to become licensed in the State of Ohio as a foreign corporation, known as OurPet's Company (the "Company"). Effective October 12, 1998, Manticus'Articles of Incorporation was amended in the State of Colorado to reflect its new name as OurPet's Company. After the merger, management of the former OurPet's/Napro assumed management of the surviving company.

   Sanar manufactured custom blow molded parts that are hollow plastic pieces such as bottles, bellows, air ducts, gas tanks, etc. for customers in the lawn equipment, toy, medical accessory and automotive industries in addition to producing some of Virtu's proprietary products. Although sales, employment and production capacity increased significantly after its acquisition in 1993, Sanar's profitability did not follow primarily due to an excess of capacity in the custom blow molded industry. As a result, in 1999, the Company decided to sell the business of Sanar. Effective March 31, 2000 Sanar entered into an asset purchase agreement with Akon Plastic Enterprises, Inc. ("Akon"), an Ohio corporation. The closing was escrowed pending the Akon's refinancing of the long-term debt, however, Akon assumed immediate responsibility for Sanar's outstanding obligations and promptly began operating under Sanar's name. Akon subsequently failed to obtain refinancing of the long-term debt and notified the Company on September 29, 2000 of its intention to rescind the agreement and to wind down its operations and go out of business. Akon returned Sanar's machinery and equipment to the Company at this time and subsequently reimbursed the Company's bank for a portion of the accounts receivables and inventory that it depleted. The Company ceased operating in the blow molding business as of the date of its asset sale to Akon and does not plan to re-enter that business.

   Virtu develops and markets products for improving the health, safety, comfort and enjoyment of pets. The products sold have increased from the initial "Big Dog Feeder" to approximately 50 products for dogs, cats, birds and other small animals. All are marketed under the OurPet's label. The manufacturing of these products is subcontracted to other entities, both domestic and foreign, based upon price and quality.

   According to the recently released 2001/2002 APPMA National Pet Owners Survey, published by the American Pet Products Manufacturers Association, Inc(R), approximately 63.4 million U.S. households (62% of all households) currently own a pet, with approximately 29% of those households owning more than one pet. The most popular pets are dogs (39% of all households) and cats (34% of all households). The above survey estimates that there are approximately 353 million pets in the United States.

   The Company sells its products in the following market segments:

                   mass retailers--eg. Wal-Mart, Kmart,
                Target
                   pet store chains--eg. PetsMart, Petco
                   pet catalogues--eg. Drs. Foster & Smith,
                New England
                                    Serum
                   general catalogues--eg.
                Hammacher Schlemmer, Solutions
                   clubs--eg. Costco, BJ's
                   grocery chains--eg. Stop-N-Shop, Wegmans pet food mfg--eg. Friskies, Ralston Purina pet distributors/pet dealers--eg. American
                Pet Products,
                                           Central Garden & Pet

   The companies listed above are intended to serve as examples solely for illustrative purposes. As a standard industry practice, price lists are provided to distributors, who in turn place products with retailers. Larger retailers with a national presence will generally order product directly from the Company pursuant to the price list and subject to negotiated additional terms, if any. With the exception of a written price list, many of the arrangements with retailers or distributors are verbal and written contracts often do not exist. Customers submit their own standard purchase orders based on the Company's current price list. Even the larger retailers, which might have written contracts with the Company, are under no obligation to purchase specific product from the Company. While all of the above companies may currently buy product from OurPet's, none of these customers are under any contractual obligation to purchase a specific volume of product nor to continue making any purchases in the future. The Company currently has approximately 160 customers to whom it sells products, with the total number and identity of its customers changing from time to time. With the exceptions of PetsMart and Wal-Mart none of the Company's customers account for 10% or more of its sales.

   The Company currently markets products such as dog and cat feeders, dog and cat toys, and wild bird feeders. The Company conducts its marketing and sales activities through 5 in-house officers and/or employees, 46 general merchandise independent sales agents, 12 specialty market independent sales agents and 2 catalog market independent sales agents. Independent sales agents are paid commissions, which range from 2% to 7% of net sales to customers.

   The Company's marketing strategies include, among others, trade shows, customer visitation, telemarketing, direct mail, trade journal advertising, product sampling programs and customer support programs, such as advertising and promotional allowances.

   While the Company had approximately 160 customers for the year ended December 31, 2000, 57.4% of the Company's revenue was derived from two major customers, PetsMart and Wal-Mart. Revenue generated from each of these customers amounted to $1,906,435 and $1,004,790, respectively which represents 37.6% (PetsMart) and 19.8% (Wal-Mart) of total revenue.

   The Company has been granted five United States patents for dog and cat feeders and has six United States patents pending for cat and dog toys, dog feeders and wild bird feeders. The Company registered its logo, "OurPet's", as a registered trademark. To protect its trade names it obtained five additional trademark registrations and applied for six trademark registrations, which are still pending.

   The patents issued and granted to the Company are:

    Patent
      No.               Issue Date                         Title
    ------              ----------                         -----
   5,509,376            April 23, 1996                     Animal Feeder Assembly
   5,730,081            March 24, 1998                     Animal Feeder Assembly
   393,107              March 31, 1998                     Small Animal Feeder
   6,032,615            March 7, 2000                      Amusement Device for
                                                           Household Pets, such as Cats
   6,158,390            Dec. 12, 2000                      Pet Ball

   Patent applications that are pending are:

   Serial No.          File Date                        Title
   ----------          ---------                        -----
   09/158,714          September 22, 1998               Pet Toy Ball Feeder
   09/479,001          January 7, 2000                  Simulated Mouse Toy for Pets
                                                        Having a Prerecorded Sound
                                                        Chip
   29/105,344          May 21, 1999                     Stackable Pet Feeder
   60/193,777          March 31, 2000                   Filtered Water System for
                                                        Pets
   60/193,363          March 31, 2000                   Cover for Pet Food and Water
                                                        Bowls
   60/193,875          June 9, 2000                     Food and Treat Dispenser

   Trademark registrations obtained by Company are:

   Registration No.               Date Registered                            Name
   ----------------               ---------------                            ----
   2,048,003                      March 25, 1997                             OurPet's
   2,016,545                      November 12, 1996                          Flexo-Feeder
   2,219,049                      January 19, 1999                           Push-N-Roll
   2,220,580                      January 26, 1999                           Triple Track
   2,221,776                      February 2, 1999                           Zig-N-Zag
   2,226,341                      February 23, 1999                          Play-N-Treat

   The following trademark registration applications are pending:

    Serial
   Number                         Dated Filed                                Name
   -------                        -----------                                ----
   75/234,325                     January 31, 1997                           Wufer Ball
   75/669,706                     March 29, 1999                             DeliDome
   75/666,216                     March 23, 1999                             Play-N-Squeak
   75/813,038                     September 29, 1999                         Molecuball
   76/016,936                     April 4, 2000                              Trek-N-Treat
   76/153,934                     October 25, 2000                           Trek-N-Drink

   As of April 1, 2001, the Company had 11 full-time employees consisting of the 4 officers, 2 other employees in sales and marketing, 2 employees in finance and administration and 3 employees in warehousing and shipping. The Company does not have any employees in manufacturing since that operation is subcontracted to outside vendors. None of the Company's employees are subject to a collective bargaining agreement and the Company has not experienced any work stoppages, nor to the Company's knowledge, are any threatened.

   The Company conducts its own research and development activities and also uses outside sources to perform specific projects such as engineering drawings and prototype models. Research and development costs are charged to expenses as incurred, and totaled $52,385 for the year ended December 31, 1999 and $60,398 for the year ended December 31, 2000.

Risk Factors

 The Company is still building its market presence and is subject to substantial competition that could inhibit its ability to succeed as planned.

   The Company is one of many small companies in the pet product market with no measurable percentage of that market. It is still attempting to build its market presence as it competes with both domestic and foreign companies, many of whom manufacture their products in low cost areas such as Mexico and the Far East. Any reputation that the Company may successfully gain with retailers for quality product does not necessarily translate into name recognition or increased market share with the end consumer. Its products may not be well received by the pet owners, or other companies may surpass the Company in product innovations.

 Additional financing may not be available when required by the Company.

   The Company will need significant additional financing, which is estimated to be approximately $900,000 in 2001, for leasing or building warehouse space, working capital, research and development of new products, and molds and tooling to produce new products. If the financial resources are not available when needed, or are not available on affordable terms, then the Company's ability to increase its sales and profits will be hampered, which in turn harms its financial performance.

 The loss of key personnel could adversely affect Company operations.

   The Company is and will continue to be dependent on its key management personnel: Dr. Steven Tsengas, Chairman, President and Chief Executive Officer; Konstantine S. Tsengas, Vice President of Operations and Secretary; Glenn R. Godley, Executive Vice President of Marketing/Sales; and John G. Murchie, Treasurer and Controller. The loss of one or more of these individuals could have a material adverse effect on the business and operations of the Company. In addition, the Company will need to attract and retain other qualified individuals to satisfy its personnel needs. The Company does not have employee contracts with its key personnel and may not succeed in retaining its key management personnel or in attracting and retaining new employees.

 The inability to successfully obtain or protect the Company's patents could harm its competitive advantage.

   The Company's success will depend, in part, on its ability to maintain protection for its products under United States patent laws, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company has five U.S. patents issued and six U.S. patent applications pending. Patent applications may not successfully result in an issued patent. Issued patents are still subject to challenges and infringements. Furthermore, others may independent develop similar products or otherwise circumvent the Company's patent protection. Should the Company fail to obtain and protect its patents, its competitive advantage will be harmed.

 The exercise of too many warrants and stock options would dilute the value of the Common Stock, and stockholder voting power.

   The Company currently has 10,644,687 shares of Common Stock outstanding which could be diluted by the following potential issuances of Common Stock. As of April 1, 2001, the Company had outstanding 100,000 shares of Convertible Preferred Stock convertible into 1,000,000 shares of Common Stock at a conversion price of $1.00 per share. Also as of April 1, 2001, the Company had outstanding 2,369,206 warrants to purchase an aggregate of 2,369,206 shares of Common Stock at exercise prices ranging from $0.50 to $1.50 per share and options to purchase an aggregate of 568,000 shares of Common Stock at exercise prices ranging from $0.75 to $1.25 per share. The Company has reserved an aggregate of 850,000 shares of Common Stock for issuance under the 1999 Stock Option Plan as of the date of this Report. In addition, the exercise of such warrants and options could have a material adverse effect on the future market price of, and liquidity in the market for, shares of Common Stock after the Company is successful in its application for trading in the over-the-counter market and for listing on the Over-The-Counter Pink Sheets. Further, while these warrants and options are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected.

 Resale of the Company's securities are and will continue to be subject to restrictions.

   The Company's securities are subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by such rule, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of the holders of the Company's securities to sell such securities in the secondary market.

   SEC regulations define a "penny stock" to be any non-NASDAQ equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Prior to any transaction involving a penny stock, unless exempt, SEC rules require delivery of a disclosure schedule prepared by the broker-dealer relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and about current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

   From August through November 1999, the Company sold through a private placement 100,000 shares of no par value non-voting Convertible Preferred Stock at an offering price of $10.00 per share. Each share of the Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the Preferred Stock. From the net cash proceeds of $878,150, the Company purchased equipment including molds and tooling, repaid long-term debt and increased its working capital.

   The Company recorded additional Paid-In Capital from the extinguishment of debt of $390,667 in December of 1999. To facilitate the sale of Sanar, $232,607 in debt and accrued interest owed by Sanar to Dr. Steven Tsengas and his wife, Evangelia, was canceled and $158,060 in accrued rentals owed by Sanar to Senk Properties were also canceled. See Item 3--"Description of Property" for additional information regarding Senk Properties.) In consideration for the above debt cancellations, the Company issued a total 500,000 warrants for the purchase of Common Stock at $1.00 per share, which expire on December 14, 2004, to Senk Properties, Dr. Steven and Evangelia Tsengas, and their sons and grandchildren as the Tsengas' designees. (See Item II, Part 4, "Recent Sale of Unregistered Securities" for a breakdown of the warrants issued to Senk Properties, Dr. Tsengas and his wife and their designees.)

   In March of 2000, the Company issued 150,000 shares of Common Stock to Beachcraft, L.P. upon the transfer and exercise of warrants held by DKKS, L.P. at an exercise price of $0.75 per share and used the cash proceeds of $112,500 for working capital purposes. Both of these entities are controlled by Dr. James McCourt.

   In July and August of 2000, the Company borrowed a total of $275,000 from the following:

  .$150,000--Beachcraft L.P. (controlled by Dr. James McCourt, director and stockholder)

  .$50,000--Dr. Steven Tsengas (officer, director, stockholder)

  .$25,000--Joseph Aveni (director, stockholder)

  .$25,000--Over the Hill, Ltd. (stockholder)

  .$25,000--Dr. Gundumalla Goud (nonaffiliated individual)

   The note for $150,000 from Beachcraft, L.P., originally due in February 2001, was extended for six months and is due with accrued interest in August 1, 2001. The remaining notes, totaling $125,000, are all due on July 31, 2002, with interest payable quarterly. In addition, all of the above lenders received warrants, which expire in July and August of 2003, to purchase an aggregate total of 200,000 shares of Common Stock at an exercise price of $1.25 per share.

Results of Operations

 Year Ended December 31, 2000 (2000) Compared to Year Ended December 31, 1999
 (1999)

   Net sales from continuing operations for 2000 were $5,056,192, an increase of 65 percent over sales from continuing operations of $3,063,144 in 1999, consisting of sales of proprietary products for the retail pet business. This increase of $1,993,048 was primarily the result of gross sales of approximately $1,820,000 for a new dog feeder, which was being marketed for the first time in 2000 and to some extent replaced sales of the Company's existing dog feeders. Also the Company had approximately $660,000 in gross sales to new customers in 2000 including sales of the new dog feeder.

   While net sales increased by 65% in 2000, cost of goods sold only increased by 52%, from $2,425,203 in 1999 to $3,675,651 in 2000. This lower increase in costs as opposed to sales was primarily due to the sale of products with higher gross margins. Also, variable and fixed warehouse costs increased at a lower rate than net sales.

   As a result of the net sales percentage increasing more than the cost of goods sold percentage, the Company's gross profit on sales increased by $742,600 or 116 percent from $637,941 in 1999 to $1,380,541 in 2000.

   Selling, general and administrative expenses for 2000 were $1,191,014, an increase of 22 percent or $215,361 over the $975,653 for 1999. The significant increases were in salaries, payroll taxes and fringe benefits of approximately $90,600 due to additional employees in sales, marketing and administration, in commission paid to sales representatives of approximately $55,100, and in marketing promotion expense of approximately $50,600. It is anticipated that commissions paid to sales representatives and marketing promotion expense will continue to increase as sales increase while the increase in salaries, payroll taxes and fringe benefits will be reduced since additional employees in 2001 will be less than 2000.

   Interest and other income decreased by approximately $35,000 from $41,500 in 1999 to $6,500 in 2000. This was the result of a decrease in other income associated with certain sub-contracted manufacturing operations for one of the Company's dog toy products which was completed in 1999 and did not take place in 2000.

   Litigation expenses of $34,445 and $3,297 were incurred in 2000 and 1999, respectively, as a result of lawsuits initiated against a competitor and against a mold supplier and in defending lawsuits against the Company by former raw material suppliers of the discontinued subsidiary, Sanar.

   Interest expense for 2000 was $129,916, an increase of 75 percent or $55,559 over the $74,357 in 1999. This increase was primarily due to the level of borrowings to finance the Company's increased accounts receivable and inventories for the increased sales and also the higher prime rate of interest charged under the bank line of credit in 2000 as compared to 1999.

   The income (loss) from continuing operations for 2000 was income of $31,671 as compared to a loss of $373,907 for 1999. This improvement of $405,578 was as a result of the increase in net sales being larger as a percentage than the increase in the cost of goods sold and selling, general and administrative expenses. These improvements were partially offset by the increased costs of interest and litigation and the reduced amount of interest and other income.

   The loss from operations of the discontinued subsidiary, Sanar, for 2000 decreased to $55,138 from $359,473 in 1999. The loss in 2000 is basically for the three months ended March 31 and in 1999 is for the year since the discontinued subsidiary's operations were disposed of as of March 31, 2000. The assets from Sanar were sold to Akon Plastic Enterprises, Inc. ("Akon"), an Ohio Corporation, effective March 31, 2000. Akon is not affiliated to the Company, nor any of its shareholders. Prior to the asset sale Akon was a going concern with its own plastic manufacturing operation.

   As a result of the March 31st sale of the assets of Sanar to Akon and Akon's subsequent default on the purchase agreement, the Company recorded a loss on disposition of the discontinued subsidiary of $121,377 from the cash purchase price paid of $25,000, assets disposed of $603,727, liabilities extinguished of $753,698, and costs incurred of $296,348. After Akon's default at the end of September 2000 the lenders that were secured by the assets that were sold repossessed such assets and liquidated the assets to pay-off their loans. The Company accrued $247,453 (included in costs incurred above of $296,348) in the financial statements pending the liquidation of the assets by the lenders based upon the estimated net realizable value of the assets to be sold.

Liquidity and Capital Resources

   The Company has funded its operations principally from bank and Small Business Administration ("SBA") debt and the proceeds from equity financing. As of December 31, 2000, the Company had approximately $1,920,000 in principal amount of indebtedness (excluding $26,799 borrowed under capital lease obligations), consisting of: (i) approximately $892,000 aggregate principal balances under lines of credit agreements with a bank, which bear interest at the prime rate plus 2%; (ii) approximately $341,000 outstanding principal amount under the term loan with a bank, which bears interest at the prime rate plus 2.25% and is payable in monthly installments of $8,750 plus interest through October 1, 2001 and a final installment of $218,750 on November 1, 2001; (iii) approximately $202,000 outstanding principal amount under the term loans with the SBA ("SBA Loans"), which bear interest at 5.244% and 6.999% and are payable in monthly installments of $5,300 including interest; and (iv) approximately $485,000 outstanding principal amount under notes payable to Beachcraft L.P., Dr. Tsengas, Joseph Aveni, Over the Hill Ltd., and Dr. Goud, which bear interest at 10% and are due as follows: $10,000 on demand to Dr. Tsengas (remaining monies due on $40,000 originally loaned), $150,000 on August 1, 2001 to Beachcraft L.P., $200,000 on August 31, 2001 to Aveni and $125,000 on July 31, 2002 to Dr. Tsengas, Aveni, Over the Hill Ltd., and Dr. Goud, plus accrued interest. The Company's indebtedness is secured by liens on its assets and the indebtedness has been used to finance its equipment and working capital requirements. The agreements related to such indebtedness contain the customary covenants and default provisions.

   When Akon claimed recission and defaulted on its agreement for the purchase of Sanar's assets, it discontinued its payments to Sanar for Sanar's loan obligations and there remained no continuing operations to meet Sanar's payment obligations on its bank loans and SBA Loans. Akon had depleted the inventory and no going concern remained to generate income to make such payments. Therefore, as of October 2000 Sanar defaulted on its payment obligations. After discussion with the bank and SBA, the Company coordinated with the bank to facilitate the bank's repossession and sale of Sanar's remaining assets returned by Akon to the Company. In conjunction with the March 31, 2000 asset sale to Akon, Akon and its President, in his personal capacity, executed an Indemnity Agreement with the guarantors of the outstanding SBA loans to Sanar. The Company believes this Agreement is still legally binding upon Akon and its President and is investigating its options for enforcement of the terms of this Agreement. Given the known insolvency of Akon it is uncertain whether any viable option for enforcement of the Agreement exists.

   The Company's bank sold the repossessed assets in mid-February 2001. The income received was insufficient to completely satisfy the outstanding debt with the bank and SBA. The remaining monies owed to the Company's bank under the bank's term loan to Sanar was transferred, by mutual agreement of the bank and the Company, to the line of credit provided by the same bank for Virtu's operations. The bank loan to Sanar is now paid in full and no longer an outstanding obligation. The Company is currently negotiating with the SBA to assume Sanar's payment obligations under the SBA Loans. The bank line of credit to Virtu remains outstanding and is current.

   The Company's short-term and long-term liquidity will depend on its ability to achieve cash-flow break even on its operations and to increase sales of its products. The Company recorded a profit of approximately $180,000 in the fourth quarter of 2000 but prior to that it was not profitable and therefore relied on cash from its financing activities to fund its operations. The Company recently obtained a commitment letter for an increased bank line of credit. As a result, barring a loss in profitability that would affect its line of credit, the Company should be able to fund its operating cash requirements for 2001.

   The Company's capital lease payments were approximately $11,400 for 2000 and are estimated to be approximately $7,900 and $7,900 for the years ending December 31, 2001 and 2002, respectively, under current commitments. The company has no other material commitments for capital expenditures.

   Net cash used in operating activities for the year ended December 31, 2000 was $829,208. Included in this amount cash was used for the net change of $1,025,703 in the Company's operating assets and liabilities, consisting primarily of increases in accounts receivable of $432,949 and in inventories of $1,070,238, which was partially offset by an increase in accounts payable of $499,166. Cash was provided by net income for the year of $23,467 net of non-cash charges for depreciation of $208,910 and amortization of $11,052.

   Net cash used in investing activities for the year ended December 31, 2000 was $175,422 for the acquisition of property and equipment of $196,434 reduced by the proceeds from the disposition of the discontinued subsidiary of $21,012. Net cash provided by financing activities for the year was $942,266. Of this amount $595,562 was borrowed under the lines of credit, $315,000 was borrowed from Beachcraft L.P., Dr. Tsengas, Joseph Aveni, Over the Hill, Ltd., and Dr. Goud, and $112,500 was received from the issuance of Common Stock upon the exercise of warrants. This cash provided was offset by $80,796 in payments of debt and capital lease obligations including a repayment of $30,000 towards $40,000 previously borrowed from Dr. Tsengas.

   Net cash used in operating activities for 1999 was $584,549. Of this amount cash was used for the net change of $245,280 in the Company's operating assets and liabilities, consisting primarily of increases in accounts receivable of $122,002 and inventories of $288,505, which were partially offset by increases in accounts payable of $108,480 and accrued expenses of $63,635. Cash was used for the net loss for the year of $339,269, net of non-cash charges for depreciation, amortization and Common Stock issued for services rendered to the Company.

   Net cash used in investing activities for 1999 was $483,149 for the acquisition of property and equipment. Net cash provided by financing activities for the year was $1,072,593. Of this amount, $878,150 was received from the cash sales of Preferred Stock and $385,151 was received from the issuance of notes payable. This cash provided was offset by $175,949 in payments of debt, and $14,759 in payment on capital lease obligations.

Item 3. Description of Property.

   The Company leases a 28,000 square foot production, warehouse and office facility in Fairport Harbor, Ohio from a related entity, Senk Properties. Senk Properties is a general partnership comprised of Dr. Steven Tsengas, Konstantine S. Tsengas, Nicholas S. Tsengas and Evangelia S. Tsengas. Dr. Tsengas is the President, a director and a major stockholder of the Company. Konstantine Tsengas is a Vice President and Secretary of the Company, as well as being a stockholder. Nicholas Tsengas and Evangelia Tsengas are both stockholders of the Company. The current monthly rental is $11,247 plus real estate taxes with annual increases of approximately 3%. The initial lease term was five years ending on May 31, 1998, and has been extended for an additional five year term, with the possibility of four additional term extensions of five years each. The Company believes that this facility will provide adequate warehouse and office space to meet the needs of the Company for the immediate future. Any longer-range future growth can be accommodated by expanding that facility or leasing nearby space.

   In the opinion of the Company's management, all of the properties described here are adequately covered by insurance and such coverage is in accordance with the requirements contained in the Company's various debt agreements.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

   The following table sets forth, as of April 1, 2001, certain information as to the stock ownership and voting power of all persons (or group of persons) known by the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, each director of the Company, each of the executive officers and all directors and executive officers as a group.

                            Number of
                              Shares    Percentage
   Name of Beneficial      Beneficially of Voting
        Owner(1)             Owned(2)    Power(3)
   ------------------      ------------ ----------
Joseph T. Aveni(4).......     441,668       3.7
Greg W. Johnson(5).......     117,000       1.0
Dr. James W. McCourt(6)..   1,314,245      11.1
Dr. Steven and Evangelia
 S. Tsengas(7)...........   4,440,553      36.3
 7768 Litchfield Drive
 Mentor, OH 44060
Glenn R. Godley(8).......         --        *
John G. Murchie(9).......         --        *
Konstantine S.
 Tsengas(10).............   1,081,812       9.2
All directors and
 officers as a Group (7
 persons)(11)............   7,395,278      58.1
Nicholas S. Tsengas(12)..   1,104,221       9.4
 7007 Southmeadow Drive
 Concord Twp, OH 44077

--------
  * Less than one percent
 (1) Unless otherwise indicated and subject to applicable community property laws, each stockholder has sole voting and investment power with respect to all shares of Common Stock beneficially owned by such stockholder. Unless otherwise indicated, the address of each stockholder is c/o OurPet's Company, 1300 East Street, Fairport Harbor, OH 44077.
 (2) The number of shares beneficially owned by each person named in the table includes shares held by each individual of (i) the Company's Common Stock;
     (ii) the Company's Preferred Stock, as if converted into Common Stock; and
     (iii) Common Stock subject to warrants that are presently exercisable or exercisable within 60 days of April 1, 2001. No shares that are subject to the 1999 Stock Option Plan are included since none are exercisable or exercisable within 60 days of April 1, 2001.
 (3) Applicable percentage of voting power is based on the 11,644,687 shares of Common Stock outstanding as of April 1, 2001. That number is comprised of 10,644,687 outstanding shares of Common Stock and 1,000,000 shares of Common Stock issuable upon conversion of 100,000 outstanding shares of Preferred Stock. Shares of Common Stock subject to warrants and options that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such warrants and options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.
 (4) Includes 233,334 shares of Common Stock held and currently exercisable warrants to purchase 208,334 shares of Common Stock.
 (5) Includes 7,000 shares of Common Stock held, 70,000 shares of Common Stock issuable upon conversion of 7,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 40,000 shares of Common Stock.
 (6) Includes securities issued to Dr. McCourt, and to Beachcraft Limited Partnership, in which Dr. McCourt serves as Trustee for its general partner, and to DKKS, LP in which Dr. McCourt is the general partner. Securities issued directly to Dr. McCourt include 448,180 shares of Common Stock; Beachcraft Limited Partnership holds 152,303 shares of Common Stock, 180,000 shares of Common Stock issuable upon conversion of 18,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 75,606 shares of Common Stock; and DKKS, LP holds 139,078 shares of Common Stock, 200,000 shares of Common Stock issuable upon conversion of 20,000 outstanding shares of Preferred

     Stock and currently exercisable warrants to purchase 119,078 shares of Common Stock. Excludes 9,212 shares of Common Stock held and currently exercisable warrants to purchase 2,424 shares of Common Stock issued to Dr. McCourt's daughters and son; Dr. McCourt disclaims beneficial ownership of such shares and warrants.
 (7) Includes 3,129,721 shares of Common Stock held and currently exercisable warrants to purchase 319,540 shares of Common Stock issued to Dr. Tsengas and also currently exercisable warrants to purchase 104,000 shares of Common Stock issued to Senk Properties in which Dr. Tsengas is a partner. The number of warrants to Senk Properties attributed to Dr. Tsengas is based upon his ownership percentage of 52%. Excludes option to purchase 200,000 shares of Common Stock which is not exercisable within 60 days. Includes 728,292 shares of Common Stock held and currently exercisable warrants to purchase 135,000 shares of Common Stock issued to Dr. Tsengas's wife and also currently exercisable warrants to purchase 24,000 shares of Common Stock issued to Senk Properties in which Dr. Tsengas's wife is a partner. The number of warrants to Senk Properties attributed to Dr. Tsengas's wife is based upon her ownership percentage of 12%. Excludes 2,084,033 shares of Common Stock held and currently exercisable warrants to purchase 30,000 shares of Common Stock issued to Dr. Tsengas's sons and also currently exercisable warrants to purchase 72,000 shares of Common Stock issued to Senk Properties in which Dr. Tsengas's sons are partners. The number of warrants to Senk Properties attributable to Dr. Tsengas's sons is based upon their ownership percentage of 36%. Dr. Tsengas disclaims beneficial ownership of such shares and warrants.
 (8) Excludes options to purchase 150,000 shares of Common Stock, which is not exercisable within 60 days.
 (9) Excludes option to purchase 50,000 shares of Common Stock, which is not exercisable within 60 days.
(10) Includes 1,008,403 shares of Common Stock held and currently exercisable warrants to purchase 5,000 shares of Common Stock issued to Mr. Tsengas and also currently exercisable warrants to purchase 36,000 shares of Common Stock issued to Senk Properties in which Mr. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mr. Tsengas is based upon his ownership percentage of 18%. Excludes option to purchase 150,000 shares of Common Stock, which is not exercisable within 60 days. Includes 22,409 shares of Common Stock held and currently exercisable warrants to purchase 10,000 shares of Common Stock issued to Mr. Tsengas's daughter and son. Mr. Tsengas is the son of Dr. Tsengas.
(11) Includes 5,868,720 shares of Common Stock held, 450,000 shares of Common Stock issuable upon conversion of 45,000 outstanding shares of Preferred Stock and currently exercisable warrants to purchase 1,076,558 shares of Common Stock. Excludes options to purchase 550,000 shares of Common Stock, which are not exercisable within 60 days.
(12) Includes 1,008,403 shares of Common Stock held and currently exercisable warrants to purchase 5,000 shares of Common Stock issued to Mr. Tsengas and also currently exercisable warrants to purchase 36,000 shares of Common Stock issued to Senk Properties in which Mr. Tsengas is a partner. The number of warrants issued to Senk Properties attributed to Mr. Tsengas is based upon his ownership percentage of 18%. Includes 44,818 shares of Common Stock held and currently exercisable warrants to purchase 10,000 shares of Common Stock issued to Mr. Tsengas's daughters. Mr. Tsengas in the son of Dr. Tsengas.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

   The members of the Board of Directors of the Company are Joseph T. Aveni, Greg W. Johnson, Dr. James W. McCourt, and Dr. Steven Tsengas.

   The Executive Officers of the Company are:

Dr. Steven Tsengas...........................  Chairman, President and Chief Executive
                                               Officer. His son also serves as Vice
                                               President of Operations and Secretary.
Konstantine S. Tsengas.......................  Vice President of Operations and Secretary.
                                               His father also serves as Chairman,
                                               President and Chief Executive Officer.
Glenn R. Godley..............................  Executive Vice President of Marketing/Sales
John G. Murchie..............................  Treasurer and Controller

   The name, business address, present principal occupation or employment and five (5) year employment history of each of the directors and executive officers of the Company are set forth below. All such individuals are citizens of the United States unless otherwise indicated.

                                                Position(s) with the Company;
                                             Principal occupation or Employment;
 Name, Age and Business Address                Five(5) Year Employment History
 ------------------------------    -------------------------------------------------------
Joseph T. Aveni(69)..............  Mr. Aveni was elected to the Company's Board of
 6000 Rockside Woods Blvd.         Directors in November 1998. Mr. Aveni has been the
 Suite 220                         Chairman and Chief Executive Officer of Realty One
 Cleveland, OH 44131-2350          since 1990 and serves on the Board of Directors of the
                                   Cleaveland Ballet and the Greater Cleveland Growth
                                   Association.

Greg W. Johnson(49)..............  Mr. Johnson was elected to the Company's Board of
 1427 Highway 395 N                Directors in December 1999. Mr. Johnson is the founder
 Suite C                           and currently the Chief Technology Officer of
 Gardnerville, NV 89410            Homeseekers.com. Mr. Johnson previously served as
                                   Chairman of the Board from 1996 through 1999 and as
                                   President and Chief Executive Officer from 1988 to 1996
                                   of Homeseekers.com.

Dr. James W. McCourt(60).........  Dr. McCourt was elected to the Company's Board of
 PO Box 280                        Directors in December 1999. Dr. McCourt retired in 1998
 Cookville, TX 75558               from his dentistry practice in Harlingen, Texas which
                                   he operated from 1995 to 1998 and has not participated
                                   in any business activity since his retirement.

Dr. Steven Tsengas(64)...........  Dr. Tsengas has served on the Company's Board of
 1300 East Street                  Directors since the merger in 1998 and also was a
 Fairport Harbor, OH 44077         director of the predecessor company since it was
                                   incorporated in 1985. Dr. Tsengas has also been
                                   Chairman, President and Chief Executive Officer of the
                                   Company for the same period of time. Dr. Tsengas
                                   received his BS in Industrial Engineering from the
                                   State of New York University at Buffalo, his MS in
                                   Business from the University of Rochester, W. Simon
                                   Graduate School of Management, and his Ph.D. degree in
                                   Natural Health from Clayton College of Natural Health.

Konstantine S. Tsengas(36).......  Mr. Tsengas has been Vice President of Operations and
 1300 East Street                  Secretary of the Company since the merger in 1998 and
 Fairport Harbor, OH 44077         served in the same capacities with the predecessor
                                   company since 1995. Mr. Tsengas received his BS
                                   inIndustrial Engineering from the University of Toledo
                                   and has completed graduate level courses in marketing
                                   and organizational behavior at Cleveland State
                                   University.

Glenn R. Godley(37)..............  Mr. Godley has been Executive Vice President of
 1300 East Street                  Marketing/Sales of the Company since May of 1999. From
 Fairport Harbor, OH 44077         1991 to 1999 Mr. Godley was Regional Manager of Sales
                                   and Marketing for Catalina Industries. Mr. Godley
                                   received his BS in Business Administration and
                                   Marketing from Cleveland State University.

John G. Murchie(63)..............  Mr. Murchie has been Treasurer and Controller of the
 1300 East Street                  Company since January of 2000. From 1995 through 1999,
 Fairport Harbor, OH 44077         Mr. Murchie served as Acting Chief Financial Officer,
                                   Controller and Chief Administrative Officer of
                                   Conversion Technologies International, Inc. and one of
                                   its subsidiaries. Mr. Murchie received his BS in
                                   Business Administration from Miami University of Ohio.

   All directors of the Company are elected by the stockholders, or in the case of a vacancy, by the directors then in office, to hold office until the next annual meeting of stockholders of the Company and until their successors are elected and qualified or until their earlier resignation or removal.

 Board Committee

   The Board of Directors has established a Compensation Committee, which makes recommendations to the Board with respect to general compensation and benefit levels for employees, determines the compensation and benefits for the Company's executive officers and administers the Company's stock option plan. The current members of this Committee are Joseph T. Aveni, Dr. James W. McCourt and Dr. Steven Tsengas.

 Limitation of Liability and Indemnification Matters

   The Company's Certificate of Incorporation contains provisions to indemnify its directors, officers, employees and agents of the Company to the fullest extent permitted by Colorado law, and also includes provisions to eliminate the personal liability of the directors, officers, employees and agents of the Company to the fullest extent permitted by Colorado law. Under current law, such exculpation would extend to an officer's or director's breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) those instances where such person is found not to have acted in good faith and
(iii) those instances where such person received an improper personal benefit as a result of such breach.

Item 6. Executive Compensation.

                           Summary Compensation Table

   The following summary compensation table sets forth the aggregate compensation paid or accrued by the Company for the years ended December 31, 2000, 1999 and 1998 to its Executive Officers.

                                                             Long Term Compensation
                                                         ---------------------------------
                                  Annual Compensation      Awards           Payouts
                               ------------------------- ----------   --------------------
                                               Other     Securities
                                               Annual    Underlying    LTIP    All Other
Name and Principal             Salary Bonus Compensation  Options/    Payouts Compensation
Position                  Year  ($)    ($)      ($)       SARS(#)       ($)       ($)
------------------        ---- ------ ----- ------------ ----------   ------- ------------
Dr. Steven Tsengas......  2000 80,000  --       --            --        --        --
 Chairman, President &    1999 74,375  --       --        200,000(3)    --        --
 Chief Executive Officer  1998 75,000  --       --            --        --        --

Konstantine S. Tsengas..  2000 62,000  --       --            --        --        --
 Vice President of        1999 59,500  --       --        150,000(3)    --        --
 Operations & Secretary   1998 60,000  --       --            --        --        --

Glenn R. Godley(1)......  2000 62,000  --       --         50,000(3)    --        --
 Exec. Vice President of  1999 32,506  --       --        100,000(3)    --        --
 Marketing/Sales          1998         --       --            --        --        --

John G. Murchie(2)......  2000 54,059  --       --         50,000(3)    --        --
 Treasurer and            1999    --   --       --            --        --        --
 Controller               1998    --   --       --            --        --        --

--------
(1) Mr. Godley became an executive officer of the Company in May of 1999.
(2) Mr. Murchie became an executive officer of the Company in January of 2000.
(3) Represents options granted in December 1999, January 2000 and December 2000 pursuant to the Company's 1999 Stock Option Plan which vest one-third on each of the second, third and fourth anniversaries of the date of grant, expire on the fifth anniversary of the date of grant and have an exercise price of $0.825 per share for Dr. Tsengas, $0.75 per share for Mr. Tsengas, $0.75 per share for the 1999 award and $1.25 per share for the 2000 award for Mr. Godley and $1.00 per share for Mr. Murchie.

 Option Plan

   The Company maintains the 1999 Stock Option Plan (the "Plan") for its officers and key employees under which options may be granted at the discretion of the Board of Directors. The Company has reserved 850,000 shares of its Common Stock for issuance upon the exercise of options granted under the Plan.

   Under the Plan, options to purchase an aggregate of 568,000 shares are outstanding as of April 1, 2001. These options vest one-third on each of the second, third and fourth anniversaries of the date of grant and expire on the fifth anniversary of the date of grant. The Company grants options for the Plan at exercise prices equal to or greater than the fair market value of the Common Stock on the date of grant.

   The following table sets forth the number of individual stock option grants made to each Executive Officer during 1999 and 2000.

                                                Percent of
                                                  Total
                                   Number of   Options/SARs
                                   Securities   Granted to  Exercise
                                   Underlying  Employees in or Base
                                  Options/SARs   1999 and    Price   Expiration
       Name                        Granted(#)    2000(1)     ($/sh)     Date
       ----                       ------------ ------------ -------- ----------
Dr. Steven Tsengas (1999)........   200,000        33.3%     $0.825   12/04/04
Konstantine S. Tsengas (1999)....   150,000        25.0%     $ 0.75   12/04/04
Glenn R. Godley (1999)...........   100,000        16.7%     $ 0.75   12/04/04
Glen R. Godley (2000)............    50,000        42.6%     $ 1.25   12/20/05
John G. Murchie (2000)...........    50,000        42.6%     $ 1.00   01/26/05

--------
(1) The Company granted options to purchase an aggregate of 600,000 shares of Common Stock during 1999, all of which were granted on December 4, 1999 and an aggregate of 117,500 shares of Common Stock during 2000.

   The following table sets forth information (on an aggregate basis) concerning exercises of stock options during 1999 and 2000 by each of the Executive Officers and the final April 1, 2001 value of unexercised options.

                                                      Number of Securities        Value of Unexercised
                                                     Underlying unexercised          "In-the-Money"
                                                          Options/SARs           Options/SARs at Year-
                            Shares                       at Year-End(#)                End($)(1)
                          Acquired or    Value     --------------------------- --------------------------
       Name               Exercise(#) Realized ($) Exerciseable Unexerciseable Exercisable Unexerciseable
       ----               ----------- ------------ ------------ -------------- ----------- --------------
Dr. Steven Tsengas......      --          --           --          200,000         --         $85,000
Konstantine S. Tsengas..      --          --           --          150,000         --         $75,000
Glenn R. Godley.........      --          --           --          150,000         --         $50,000
John G. Murchie.........      --          --           --           50,000         --         $12,500

--------
(1) Calculated based upon the difference between the exercise price and the estimated fair market value of $1.25 a share on April 1, 2001.

 Compensation of Directors

   In 1999 and 2000, directors who were full-time employees of the Company received no cash compensation for services rendered as members of the Board of Directors or a committee thereof. Directors who were not full-time employees of the Company received reimbursement for out-of-pocket expenses for attendance at Board of Director meetings. Non-Employee directors received no other compensation for their services as directors. Director Greg Johnson was provided compensation in the form of warrants for providing consulting services to the Company regarding its Internet website. While Dr. Tsengas' letter to Mr. Johnson initially proposed compensation of 48,000 warrants, however, such compensation was adjusted to 40,000 by the Company's Board of Directors.

 Employment Contracts and Termination of Employment and Change-in-Control Arrangements

   Other than the Company's standard form of non-competition and confidentiality agreement, the Company does not presently have any employment contracts in effect with the Executive Officers of the Company, including any compensatory plans or arrangements resulting from the resignation, retirement or other terminations of the Executive Officers.

Item 7. Certain Relationships and Related Transactions.

   In September 1996, Napro entered into a sales commission agreement with Anthony O'Rourke, owner of Macke International Trade, Inc., and a former member of the Board of Directors. The agreement provides for the payment of a 4% commission on net sales to a certain customer for which commission of $29,200 earned in 1999 and $58,493 was earned in 2000. O'Rourke, through Macke International Trade, Inc., also provided sales consulting services for which $1,000 was expensed in 1999. The Company issued 67,224 shares of Common Stock to Mr. O'Rourke in 1999 as payment for sales consulting services. Such shares were valued at $50,418.

   The Company leases production, warehouse and office facilities from a related entity, Senk Properties, a general partnership comprised of Dr. Steven Tsengas, Konstantine S. Tsengas, Evangelia S. Tsengas and Nicholas S. Tsengas. At December 31, 2000, the current monthly rental was $11,247 plus real estate taxes with annual increases each May in the base rental of approximately 3%. The initial lease term was for five years ending on May 31, 1998. It has been extended for an additional five year term, with the possibility of four additional extensions of five years each. Lease expense before the cancellation of accrued rent described in the Paid-In Capital Note to Consolidated Financial Statements was $138,795 for 1999 and $83,901 for 2000, net of amounts received from a sublease for six months.

   In March 1998, Dr. Steven Tsengas converted $50,000 in debt and $2,800 in accrued interest into 22 shares of Napro stock as part of a Napro private offering. These shares were subsequently exchanged for 123,411 shares of Common Stock when Napro merged with Manticus in August 1998.

   Also in March 1998, Napro borrowed $100,000 from DKKS, LP, a firm for which Dr. James W. McCourt (who became a member of the Board of Directors in December
1999) is the general partner and $50,000 from Dr. Steven Tsengas. Both loans were for equipment purchases. In connection with these loans, 100,000 warrants were issued for the purchase of Common Stock at $0.75 a share to DKKS, LP and warrants to purchase 50,000 shares at the same price to Dr. Tsengas. These warrants were exchanged for Company warrants after Napro's merger into Manticus and expire on April 30, 2002. In March 2000, DKKS, LP exercised their 100,000 warrants for the cash purchase of Common Stock, which it transferred into the name of Beachcraft, L.P., another entity controlled by Dr. McCourt.

   In connection with the 1998 Private Placement of Common Stock and warrants for the purchase of Common Stock which expire on April 30, 2002 (i) DKKS, LP converted $87,500 in debt and $1,809 in accrued interest into 119,078 shares of Common Stock, 119,078 warrants exercisable at $1.50 a share, and 50,000 warrants exercisable at $0.75 a share, which were exercised in March 2000 for the cash purchase of 50,000 shares of Common Stock; (ii) Dr. Tsengas converted $43,750 in debt and $905 in accrued interest into 59,540 shares of Common Stock, 59,540 warrants exercisable at $1.50 a share and 25,000 warrants exercisable at $0.75 a share; and (iii) Joseph T. Aveni, a director, purchased for $100,000 in cash 133,334 shares of Common Stock and 133,334 warrants exercisable at $1.50 a share.

   On February 1, 1999 and September 1, 1999, the Company borrowed $100,000 and $200,000 for working capital purposes from Mr. Aveni. The initial loan for $100,000 was exchanged for 100,000 shares of Common Stock in March, 2000. The second loan is due on August 31, 2001 and has an annual interest rate of 10%. In addition, Mr. Aveni received 50,000 warrants for the purchase of Common Stock at $0.75 per share which expire on July 31, 2001 and 100,000 warrants for the purchase of Common Stock at $1.00 per share which expire on August 31, 2001. The 100,000 warrants were exercised in March 2000 upon the conversion of the initial Note described above.

   On March 1, 1999, the Company borrowed $60,000 from three of its stockholders, James Palmer, Bruce Matilo, and Joseph and Rose Ulrich, for working capital at an annual interest rate of 10%. The loans and accrued interest were paid on September 1, 1999 with $25,000 in principal being paid in cash to Palmer and $35,000 in principal being exchanged for Convertible Preferred Stock to Matilo ($10,000) and the Ulrich's ($25,000) as part of the Company's 1999 private placement. (See Part II, Item 4, "Recent Sales of Unregistered Securities"). Also, in connection with the Company's 1999 Private Placement of Convertible Preferred Stock, DKKS, LP purchased 20,000 shares for $200,000 in cash and Greg W. Johnson purchased 7,000 shares for $70,000 in cash.

   In December 1999, the Company issued an aggregate total of 500,000 warrants for the purchase of Common Stock at $1.00 per share which expire on December 14, 2004 to Senk Properties and to Dr. Steven Tsengas, Konstantine S. Tsengas, Evangelia S. Tsengas, Nicholas S. Tsengas and the grandchildren of Dr. Tsengas. Senk Properties, a partnership comprised of Dr. Steven Tsengas and his wife, Evangelia Tsengas, and his two sons, Konstantine Tsengas and Nicholas Tsengas, cancelled $158,060 owed to the partnership by the Company for accrued rent due under their lease agreement with the Company and received 200,000 of the 500,000 warrants, from the Company as consideration. Also in December 1999, Dr. Tsengas and his wife forgave $232,607 owed to them by the Company and in consideration received 300,000 of the 500,000 warrants which they distributed between themselves, and their children and grandchildren as designees. These transactions resulted in additional Paid-In Capital to the Company of $390,667. (See Part II, Item 4--"Recent Sales of Unregistered Securities" for further information regarding the warrants.)

   On December 4, 1999, the Board of Directors approved the 1999 Stock Option Plan (the "Plan") subject to shareholder approval, which approval was obtained on August 5, 2000. This Plan replaced the prior plan and provided that the options previously granted to officers and key employees would be exchanged for options under the Plan in an equal amount and identical exercise price. Dr. Tsengas, Mr. Tsengas and Mr. Godley were granted options to purchase 200,000, 150,000 and 100,000 shares, respectively, of Common Stock at an exercise price of $0.825 for Dr. Tsengas and $0.75 for Messrs. Tsengas and Godley. Pursuant to the terms of the Company's stock option plan, the exercise price for Dr. Tsengas is 10% higher than the other's due to his stock ownership exceeding 10% of the outstanding shares. On January 26, 2000, Mr. Murchie was granted an option to purchase 50,000 shares of Common Stock at an exercise price of $1.00. On December 20, 2000, Mr. Godley was granted an additional option to purchase 50,000 shares of Common Stock at an exercise price of $1.25. One-third of such options vest on each of the second, third and fourth anniversaries of the date of grant and expire on the fifth anniversary of the date of grant.

   In January 2000, the Company issued 40,000 warrants for the purchase of Common Stock at $1.00 per share, which expire on December 31, 2001, to Greg W. Johnson, a director of the Company, for consulting services to be provided by Johnson to the Company.

   On July 21, 2000, the Company borrowed $50,000 from Dr. Steven Tsengas, on August 1, 2000, it borrowed $25,000 from Joseph T. Aveni, and on August 2, 2000, it borrowed $150,000 from Beachcraft Limited Partnership, a firm for which Dr. James W. McCourt serves as Trustee for its general partner for working capital purposes. The notes have an annual interest rate of 10% and are due on July 31, 2002 for Dr. Tsengas and Mr. Aveni, and on August 1, 2001 for Beachcraft, L.P. due to a six month extension obtained in February 2001. In connection with these loans, the Company issued 50,000 warrants for the purchase of Common Stock at $1.25 a share to Dr. Tsengas, warrants to purchase 25,000 shares at the same price to Mr. Aveni and warrants to purchase 75,000 shares at the same price to Beachcraft Limited Partnership. The 75,000 warrants issued to Beachcraft, L.P. includes 37,500 warrants issued in February 2001 for the six month extension on repayment of its loan. These warrants all expire on July 31, 2003.

   On October 20, 2000, the Company borrowed an additional $40,000 from Dr. Tsengas for working capital purposes. This note is due on demand and has an annual interest rate of 10%. The Company repaid Dr. Tsengas $5,000 on this note on October 25, 2000, $5,000 on November 17, 2000, $10,000 on December 21, 2000
and $10,000 on December 29, 2000.

   The Company believes the terms it received from the loans described above are at least as favorable as terms it could have obtained from unaffiliated third parties.

Item 8. Description of Securities.

   The Company is authorized to issue 50,000,000 shares of Common Stock, with no par value. As of the date hereof, there are 10,644,687 shares of Common Stock outstanding, excluding shares reserved for issuance upon the conversion of 100,000 shares of Preferred Stock into 1,000,000 shares of Common Stock and the exercise of 2,369,206 warrants and 568,000 issued and outstanding Common Stock options.

   The holders of Common Stock are entitled to one vote per share with respect to all matters on which holders of the Company's Common Stock are entitled to vote, including the election of directors. The Common Stock does not have cumulative voting rights and, therefore, holders of shares entitled to exercise more than 50% of the voting power are able to elect 100% of the directors of the Company. In the event of dissolution or liquidation or winding up the Company's business, whether voluntary or involuntary, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and payment to the holders of the Company's Preferred Stock.

   The Company is also authorized to issue 5,000,000 shares of non-voting Convertible Preferred Stock, with no par value. As of the date hereof, there are 100,000 shares of such Preferred Stock outstanding and each share is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company may redeem the preferred shares at $10.00 per share or convert each preferred share into ten common shares, at the option of the shareholder, at such time as the common shares are trading on a public exchange at a closing price of $4.00 or above for a period of ten consecutive business days. The holders of the Preferred Stock are entitled to a 10% stock dividend paid annually in common shares beginning in November 2000. Under certain conditions in the agreement with the Company's bank lender described in the next paragraph, each preferred shareholder may elect to receive a cash dividend in lieu of the Common Stock dividend.

   Each share of Common Stock has an equal right to receive dividends when and if the Board of Directors decides to declare a dividend after the payment of any accrued dividends on Preferred Stock. Under its agreement with its bank lender, if the Company generates adequate "cash flow" (net income plus depreciation and amortization minus principal payments on non-lender indebtedness as determined in accordance with Generally Accepted Accounting Principles), it may pay up to 100% of its cash flow in cash dividends on its capital stock. The Company has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future on its Common Stock. The holders of the Common Stock are not entitled to preemptive rights.

   There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

   The Company intends to apply for trading in the over-the-counter market and for listing on the Over-The-Counter Pink Sheets.

   From April through October of 1998, the Company sold through a Private Placement 1,226,298 shares of no par value Common Stock and issued warrants, which expire on April 30, 2002, to purchase 1,226,298 shares of Common Stock at an exercise price of $1.50 per share. The Company accepted $754,502 in cash and cancellation of debt and accrued interest in the amount of $165,221 as consideration for the sale of the Common Stock and warrants.

   From July through November of 1999, the Company sold through a Private Placement 100,000 shares no par value non-voting Preferred Stock. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. Each share of Preferred Stock is entitled to a 10% stock dividend paid annually in common shares (one share of Common Stock for each share of Preferred Stock) beginning in November 2000. Under its agreement with the bank lender, if the Company generates adequate "cash flow," it may pay up to 100% of its cash flow in cash dividends if a Preferred Stock shareholder elects to receive cash rather than Common Stock. The Company accepted $965,000 in cash and cancellation of debt owed in the amount of $35,000 as consideration for the sale of the Preferred Stock.

   As of April 1, 2001, the Company had outstanding: (i) 100,000 shares of Preferred Stock convertible into 1,000,000 shares of Common Stock at a conversion price of $1.00 per share; (ii) 2,369,206 warrants to purchase an aggregate of 2,369,206 shares of Common Stock at exercise prices ranging from $0.50 to $1.50 per share; and (iii) options to purchase an aggregate of 568,000 shares of Common Stock at exercise prices ranging from $0.75 to $1.25 per share.

   As of April 1, 2001, the number of holders of the Company's Common Stock is 199.

   The Company has never paid any cash dividends nor does it intend, in the foreseeable future, to make any cash distributions to its Common Stockholders as dividends. The Company can not currently distribute dividends without violating its loan agreement with its bank. However, in relation to the Company's 1999 private placement of Converted Preferred Stock, which provides for the payment of dividends in the form of cash or stock, the bank waived the covenant against dividends subject to certain conditions. In the event that all such dividends are issued in stock and any conversion options are exercised, Dr. Tsengas must remain the majority stockholder with full control of the Company's operations. Furthermore, any such cash dividends paid by the Company cannot exceed 100% of its cash flow.

Item 2. Legal Proceedings.

   On May 17, 2000, litigation was commenced against the Company in the Court of Common Pleas, Summit County, Ohio by a supplier, Southern Polymer, Inc. Numerous co-defendants exist as well, including Akon Plastics Enterprises, Inc. ("Akon"), the purchaser of the assets of a discontinued Company subsidiary, Sanar. (See Item 1 of Part I.) The supplier sought payment of unpaid invoices in the amount of $79,339.60 plus interest. This action was settled for a nominal amount.

   On June 20, 2000 litigation was commenced against the Company in the Court of Common Pleas, Summit County, Ohio by a supplier, Goldmark Plastics, Intl. Numerous co-defendants exist as well, including Akon, as the purchaser of Sanar's assets. The supplier sought payment of unpaid invoices in the amount of $117,189.41 plus interest and costs. Judgment was rendered against Sanar. The Company and Sanar filed a Leave to File an Answer and a Crossclaim against Akon. This action was also settled for a nominal amount.

   On or about May 30, 2000, the Company commenced litigation in the Court of Common Pleas, Cuyahoga County, Ohio, against Sinitron Corporation (a supplier of certain Company mold designs), Jack Lemkin, owner and operator of Sinitron Corporation, and a manufacturer, Bennett Plastics, Inc. An amended complaint was filed on July 9, 2000. The Company has alleged against the Defendants breach of contract, negligence, unjust enrichment and breach of warranty of fitness for a particular purpose. The Company claims that Defendants' failed to satisfy their obligations under the agreement and committed numerous unlawful acts which caused the Company damages in excess of $125,000.00. Defendant, Bennett Plastics, Inc., filed a counterclaim against the Company and its subsidiary, Virtu, claiming breach of contract and requesting $38,600.00 in damages. The case is currently in the discovery stage. Until further discovery is completed, the Company cannot predict the likely outcome of this action.

   On November 13, 2000 litigation was commenced against Sanar in the Painesville Municipal Court by Victory Packaging. A longtime supplier of the Company and its subsidiary, Sanar, Victory brought the suit under an obsolete business name, "Napro, Inc. dba Sanar Manufacturing." Victory alleges that it sold $4,724.13 in product to Sanar in September 2000. Sanar filed an answer to the complaint and also filed a third party complaint against Akon, alleging that the product was purchased by Akon under the auspices of Sanar, after Akon entered into a purchase agreement for Sanar's assets. That purchase agreement was subsequently breached by Akon at the end of September 2000. Sanar has alleged claims against Akon for quantum meruit, fraud and violation of Ohio's Deceptive Trade Practices Act for its purchase and use of Victory Packaging's product under Sanar's name. Akon failed to respond to the Company's third party complaint against it so a default judgment is currently being prepared for filing with the court. The case is currently in the discovery stages.

   On January 18, 2001 the Company commenced legal action against its patent attorneys relative to its handling of 2 patent related matters. The matters involve the Company's Store-N-Feed product and its Delidome product, in which the patent attorney failed to file and/or meet deadlines for additional filings with the U.S. Patent and Trademark Office. These failures caused the Company to lose its opportunity to possibly obtain patent protection for the above named products. The lawsuit is in the early stages, therefore the outcome cannot be predicted at this time.

   In addition to the above matters and in the normal course of conducting its business, the Company may become involved in various other litigation. The Company is not a party to any litigation or governmental proceeding which its management or legal representatives believe could result in any judgments or fines against it that would have a material adverse effect or impact in the Company's financial position, liquidity or results of operation.

Item 3. Changes in and Disagreements with Accountants.

   During the company's two most recent calendar years or any later interim period, there have been no changes in, or disagreements with, the Company's principal independent accountant or a significant subsidiary's independent accountant.

Item 4. Recent Sales of Unregistered Securities.

   During the last three years, the Company has sold the following securities without registering them under the Securities Act of 1933, as amended (the "Securities Act").

   In March 1997 Napro, prior to its merger with Manticus, commenced a Private Placement directed to accredited investors of its no par value common stock at an offering price of $2,400 per share. It closed the offering in March 1998. A total of 273 shares of common stock were sold to 12 investors (11 of whom are accredited investors and one was a foreign corporation) for which Napro accepted $498,619 in cash and $156,581 in debt cancellation as payment for the shares. Of the debt exchanged for shares in this offering, $120,000 was debt and accrued interest owed to Napro's President, Dr. Steven Tsengas ($67,200 and $52,800 in debt and accrued interest were canceled separately in 1997 and 1998 respectively.) The remaining debt and accrued interest consisted of $24,000 in debt and accrued interest canceled by Andrew Sensenig, $10,201 in debt and accrued interest canceled by Bruce Matilio and $2,380 in accrued interest canceled by Ronald Hansen. Upon Napro's merger into Manticus in 1998, these shares were exchanged for 1,529,577 shares of Manticus no par value common stock. The common stock was sold in reliance upon exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act. In connection with the sales: Napro did not conduct any general advertisement or solicitation; each purchaser was provided with a Confidential Memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an "accredited investor," as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution.

   In March 1998 Napro issued 100,000 warrants to DKKS, L.P., an entity controlled by Dr. James McCourt, and 50,000 warrants to Dr. Steven Tsengas, as consideration for equipment loans made by each to Napro in the amounts of $100,000 and $50,000 respectively. These warrants were converted to Company warrants after Napro's merger into Manticus (Nka "OurPet's Company"). The exercise price is $0.75 per share, which expire on April 30, 2002. The warrants were issued in reliance on Section 4(2) of the Securities Act, as they were not issued as part of a public offering. The warrants were issued by the Company pursuant to private transactions involving the loan of funds for repayment. No general advertisement or solicitation was conducted.

   From April through early November 1998, the Company sold to accredited investors through a Private Placement 1,226,298 shares of no par value Common Stock, at an offering price of $.75 per share, and issued warrants, which expire on April 30, 2002, to purchase 1,226,298 shares of Common Stock. The exercise price of the warrants is $1.50 per share. The Company accepted $754,502 in cash, and cancellation of debt and accrued interest in the amount of $165,221, as consideration for the sale of the Common Stock and warrants to approximately 44 investors, all of whom were accredited investors. The cancelled debt and accrued interest consisted of $89,308 canceled by DKKS, L.P., $44,655 canceled by Dr. Tsengas, $22,327 canceled by Ronald Hansen, and $8,931 canceled by Donna Hansen. Travis Morgan Securities, Inc. ("Travis Morgan"), a registered NASD broker dealer based in California, served as the Company's Agent for the Common Stock distribution for sale by various brokers and/or dealers. The Company paid brokers or dealers a cash sales commission of 10%, a fee for unaccountable expenses of 3% and issued them warrants, which expire on April 30, 2002, to purchase 113,208 shares of Common Stock at an exercise price of $0.825 per share. DKKS, L.P., Dr. Tsengas and Ronald Hansen also received a 50,000, 25,000 and 17,500 warrants respectively for the extension of their loans to the Company and the cancellation of some of their debt as set forth above. The exercise price is $0.75 per share; consistent with such exercise price set on earlier warrants issued in consideration for the debt. All the warrants expire on April 30, 2002. The Common Stock and warrants were sold in reliance on exemptions from registration provided by Rule 504 of Regulation D and Section 4(2) of the Securities Act. In connection with the sales: the Company did not conduct any general advertisement or solicitation; each purchaser was provided with a copy of the private placement memorandum for his or her review prior to any sale; and each purchaser represented that, among other things, the purchaser was an "accredited investor," as that term is defined in Regulation D, and the purchaser was purchasing the shares for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the shares.

   From August through November 1999, the Company sold to a limited number of sophisticated investors through a Private Placement 100,000 shares of no par value non-voting Convertible Preferred Stock, at an offering price of $10.00 per share. Each share of Preferred Stock is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company accepted $965,000 in cash and cancellation of debt owed in the total amount of $35,000 to Bruce Mafilo ($10,000) and Joseph and Rose Ulrich ($25,000), as consideration for the sale of the Preferred Stock to approximately 16 investors, several of whom were also investors in the 1998 Private Placement. Travis Morgan again served as the Company's Agent for the Preferred Stock distribution for sale by various brokers and/or dealers. The Company paid brokers or dealers a cash sales commission of 8% and issued them warrants, which expire on October 31, 2004, to purchase 77,200 shares of Common Stock at an exercise price of $1.10 per share. The Preferred Stock was sold in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act. In connection with the sales: the Company privately offered the Preferred Stock to a limited number of potential investors with the sophistication to evaluate such an investment and did not conduct any general advertisement or solicitation; each purchaser was provided with a copy of the private placement memorandum for his or her review prior to any sale; each purchaser made representations as to his or her net worth, income and financial knowledge to demonstrate the ability to make such an investment determination; and each purchaser represented that he or she was purchasing the shares for investment and not with a view to distribution. Appropriate legends were affixed to the certificates representing the shares.

   To assist the Company in strategic business and marketing planning during 1999, the Company entered into consulting services agreements under which the consultants received in June 1999, 68,224 shares of Common Stock valued at $51,169. Included in the shares issued were 67,224 to Anthony O'Rourke, a former director and 1,000 to Dr. Susan Thorpe-Vargas. The Common Stock was issued in reliance upon Section 4(2) of the Securities Act, as they were not issued as part of a public offering. The Common Stock was issued by the Company as payment for rendered services. No general advertisement or solicitation was conducted.

   In July 1999, the Company issued 50,000 warrants to a director, Joseph Aveni, in consideration for a loan to the Company made in February 1999. The exercise price is $0.75 per share and expire on July 31, 2001. On August 31, 1999 the Company issued an additional 100,000 warrants to Aveni, as consideration for a loan made on September 1, 1999 to the Company, with an exercise price of $1.00 per share and which expire on August 31, 2001. In December 1999 the Company issued 200,000 warrants to SENK Properties in consideration for its forgiveness of accrued rents under its lease agreement. The exercise price for the warrants is $1.00 per share and expire on December 14, 2004. Also in December 1999, the Company issued 135,000 warrants to Dr. Steven Tsengas, 135,000 warrants to Dr. Tsengas' wife Evangelia, and 5,000 warrants to each of his sons, Konstantine Tsengas and Nicholas Tsengas and his four grandchildren. The 300,000 total warrants issued was in consideration of debt and accrued interest forgiven by Dr. Tsengas and his wife. The exercise price is $1.00 per share and all expire on December 14, 2004. All of the above warrants were issued in reliance upon Section 4(2) of the Securities Act as they were not issued as part of a public offering. The warrants were issued by the Company pursuant to private transactions involving the loan of funds to the Company or the extinguishment of Company debt. No general advertisement or solicitation was conducted.

   In January 2000 the Company issued 40,000 warrants to a director, Greg Johnson, as payment for consulting services he provided to the Company. The exercise price is $1.00 per share and expire on December 31, 2001. These warrants were issued in reliance upon Section 4(2) of the Securities Act as they were not issued as part of a public offering. The warrants were issued by the Company pursuant to a private transaction for the provision of consulting services. No general advertisement or solicitation was conducted.

   In August 2000 the Company issued 37,500 warrants to Beachcraft Limited Partnership, an entity managed by director Dr. James McCourt. It also issued 25,000 warrants to director Joseph Aveni, and 50,000 warrants to Dr. Steven Tsengas. The warrants were issued in consideration for loans made by each director or officer to the Company. The exercise price is $1.25 per share and all such warrants expire on July 31, 2003. These warrants were issued in reliance upon Section 4(2) of the Securities Act as they were not issued as part of a public offering. The warrants were issued by the Company pursuant to private transactions involving the loan of funds to the Company. No general advertisement or solicitation was conducted.

   In August 2000 the Company issued 25,000 warrants to Dr. Gundumalla S. Goud in consideration for a loan he made to the Company. Dr. Goud has no relationship with the Company other than becoming a creditor as a result of the loan. The exercise price is $1.25 per share and the warrants expire on August 9, 2003. Also in August 2000 the Company issued 25,000 warrants to a shareholder, Over the Hill, Limited, in consideration for a loan it made to the Company. The exercise price is $1.25 per share and the warrants expire on August 28, 2003. These warrants were issued in reliance upon Section 4(2) of the Securities Act as they were not issued as part of a public offering. The warrants were issued by the Company pursuant to private transactions involving the loan of funds to the Company. No general advertisement or solicitation was conducted.

   In February 2001 the Company issued 37,500 warrants to Beachcraft Limited Partnership in consideration for a loan to the Company. The exercise price is $1.25 per share and the warrants expire July 31, 2003. These warrants were issued in reliance upon Section 4(2) of the Securities Act as they were not issued as part of a public offering. The warrants were issued by the Company pursuant to private transactions involving the loan of funds to the Company. No general advertisement or solicitation was conducted.

Item 5. Indemnification of Directors, Officers, and Others.

   The Company's Certificate of Incorporation provides that the Board of Directors shall have the power to:

     A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of the Company, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person if fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     C. Indemnify a director, officer, employee or agent of the Company to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B above or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     D. Authorize indemnification under Subparagraph A or B above (unless ordered by a court) in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

     E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D above upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Company as authorized above.

   The Company's Bylaws contains the following Indemnification provision:

                                  Article VII.

                                Indemnification

   No Officer or Directors shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any item hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

   As of February 15, 2001 the Company does not have, but reserves the right to purchase and maintain, directors and officers insurance insuring its directors and officers against any liability arising out of their status as such, regardless of whether the Company has the power to indemnify such persons against such liability under applicable law.

   Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

   The following financial statements are provided below:

  . Audited consolidated financial statements for the year ended December 31, 2000 and the year ended December 31, 1999.

                       OURPET'S COMPANY AND SUBSIDIARIES

                             FAIRPORT HARBOR, OHIO


                              FINANCIAL STATEMENTS

                               DECEMBER 31, 2000
                                      and
                               DECEMBER 31, 1999

                       OURPET'S COMPANY AND SUBSIDIARIES

                              FINANCIAL STATEMENTS

                                                                         Page
                                                                        Number
                                                                        ------
Report of Independent Auditors.........................................    27
Consolidated Balance Sheets as of December 31, 2000 and December 31,
 1999 .................................................................    28
Consolidated Statements of Operations for the years ended December 31,
 2000 and December 31, 1999 ...........................................    29
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 2000 and December 31, 1999...............................    30
Consolidated Statements of Cash Flows for the years ended December 31,
 2000 and December 31, 1999............................................    31
Notes to Consolidated Financial Statements............................. 32-42

To the Stockholders and Board of Directors
OurPet's Company and Subsidiaries

   We have audited the accompanying consolidated balance sheets of OurPet's Company and Subsidiaries, a Colorado corporation, as of December 31, 2000 and December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the accompanying balance sheets presents fairly, in all material respects, the consolidated financial position of OurPet's Company and Subsidiaries as of December 31, 2000 and December 31, 1999, and the consolidated results of their operations and cash flows for the years ended December 31, 2000 and December 31, 1999 in conformity with generally accepted accounting principles.

                                          S. R. Snodgrass, A. C.
                                          Certified Public Accountants

Mentor, Ohio
February 2, 2001

                       OURPET'S COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                        December     December
                                                        31, 2000     31, 1999
                                                       -----------  -----------
                       ASSETS
CURRENT ASSETS
  Cash and cash equivalents..........................  $    45,960  $   108,324
  Accounts receivable--trade, less allowance for
   doubtful accounts of $15,389 and
   $30,768 ..........................................      943,772      771,885
  Inventories........................................    1,843,774    1,019,616
  Prepaid expenses...................................       75,620       34,848
                                                       -----------  -----------
    Total current assets.............................    2,909,126    1,934,673
                                                       -----------  -----------
PROPERTY AND EQUIPMENT
  Machinery and equipment............................          --     1,729,031
  Furniture and fixtures.............................       88,161       79,358
  Vehicles...........................................        5,649        5,649
  Leasehold improvements.............................       22,443       48,843
  Tooling............................................    1,121,084      727,977
  Property held under capital leases.................       35,520       70,061
  Construction in progress...........................       25,340      252,788
                                                       -----------  -----------
    Total............................................    1,298,197    2,913,707
  Less accumulated depreciation......................      419,159    1,318,810
                                                       -----------  -----------
    Net property and equipment.......................      879,038    1,594,897
                                                       -----------  -----------
OTHER ASSETS
  Property and equipment held for sale at estimated
   disposal value....................................      375,000          --
  Deposits...........................................          441       44,083
  Loan acquisition costs, less amortization of
   $11,461 and $9,971 ...............................        5,191       17,783
  Patents, less amortization of $11,146 and $6,519 ..       62,570       48,212
                                                       -----------  -----------
    Total other assets...............................      443,202      110,078
                                                       -----------  -----------
    Total assets.....................................  $ 4,231,366  $ 3,639,648
                                                       ===========  ===========
                     LIABILITIES
CURRENT LIABILITIES
  Notes payable......................................  $ 1,252,453  $   623,938
  Current maturities of long-term debt...............      542,993      153,981
  Current portion of capital lease obligations.......        5,417       11,131
  Accounts payable--trade............................      824,454      775,357
  Accrued expenses...................................      197,349      155,428
                                                       -----------  -----------
    Total current liabilities........................    2,822,666    1,719,835
                                                       -----------  -----------
LONG-TERM DEBT
  Long-term debt--less current portion above.........      125,000      690,893
  Capital lease obligations--less current portion
   above.............................................       21,382       34,258
                                                       -----------  -----------
    Total long-term debt.............................      146,382      725,151
                                                       -----------  -----------
    Total liabilities................................    2,969,048    2,444,986
                                                       -----------  -----------
                STOCKHOLDERS' EQUITY
COMMON STOCK, no par value; authorized 50,000,000
 shares, issued and outstanding 10,644,687 and
 10,294,687 shares ..................................    2,215,460    1,902,960
CONVERTIBLE PREFERRED STOCK--no par value; authorized
 5,000,000 shares issued and outstanding 100,000
 shares..............................................      913,150      913,150
PAID-IN CAPITAL......................................      397,907      497,907
ACCUMULATED DEFICIT..................................   (2,264,199)  (2,119,355)
                                                       -----------  -----------
    Total stockholders' equity.......................    1,262,318    1,194,662
                                                       -----------  -----------
    Total liabilities and stockholders' equity.......  $ 4,231,366  $ 3,639,648
                                                       ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       For the Year Ended
                                                          December 31,
                                                     ------------------------
                                                        2000         1999
                                                     -----------  -----------
Net revenue......................................... $ 5,056,192  $ 3,063,144
Cost of goods sold..................................   3,675,651    2,425,203
                                                     -----------  -----------
Gross profit on sales...............................   1,380,541      637,941
Selling, general and administrative expenses........   1,191,014      975,653
                                                     -----------  -----------
Income (loss) from operations.......................     189,527     (337,712)
Interest and other income...........................       6,505       41,459
Litigation expense..................................     (34,445)      (3,297)
Interest expense....................................    (129,916)     (74,357)
                                                     -----------  -----------
Income (loss) from continuing operations............      31,671     (373,907)
Loss from operations of discontinued subsidiary.....     (55,138)    (359,473)
Loss on disposition of discontinued subsidiary......    (121,377)         --
                                                     -----------  -----------
Net loss............................................ $  (144,844) $  (733,380)
                                                     ===========  ===========
Basic Loss Per Common Share:
  Loss from continuing operations................... $     (0.01) $     (0.04)
  Loss from operations of discontinued subsidiary...         --         (0.04)
  Loss on disposition of discontinued subsidiary....       (0.01)         --
                                                     -----------  -----------
  Net loss.......................................... $     (0.02) $     (0.08)
                                                     ===========  ===========
Weighted average number of common shares
 outstanding........................................  10,510,944   10,263,659
                                                     ===========  ===========


   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
          For the Years Ended December 31, 2000 and December 31, 1999

                          Preferred Stock        Common Stock
                         ------------------ ----------------------                             Total
                         Number of          Number of               Paid-In   Accumulated  Stockholders'
                          Shares    Amount    Shares     Amount     Capital     Deficit       Equity
                         --------- -------- ---------- ----------- ---------  -----------  -------------
Balance at January 1,
 1999...................      --   $    --  10,226,463 $ 1,851,791 $ 107,240  $(1,385,975)  $  573,056
Preferred Stock issued
 in private placement,
 net of issuance costs..  100,000   913,150        --          --        --           --       913,150
Paid-In Capital from
 extinguishment of
 debt...................      --        --         --          --    390,667          --       390,667
Common Stock issued in
 payment for services...      --        --      68,224      51,169       --           --        51,169
Net loss for the year...      --        --         --          --        --      (733,380)    (733,380)
                          -------  -------- ---------- ----------- ---------  -----------   ----------
Balance at December 31,
 1999...................  100,000   913,150 10,294,687   1,902,960   497,907   (2,119,355)   1,194,662
Common Stock issued in
 exchange for
 cancellation of debt...      --        --     100,000     100,000       --           --       100,000
Common Stock issued for
 cash...................      --        --     150,000     112,500       --           --       112,500
Common Stock issued in
 payment of Preferred
 Stock dividend.........      --        --     100,000     100,000  (100,000)         --           --
Net loss for the year...      --        --         --          --        --      (144,844)    (144,844)
                          -------  -------- ---------- ----------- ---------  -----------   ----------
Balance at December 31,
 2000...................  100,000  $913,150 10,644,687 $ 2,215,460 $ 397,907  $(2,264,199)  $1,262,318
                          =======  ======== ========== =========== =========  ===========   ==========


   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         For the Year Ended
                                                            December 31,
                                                        ----------------------
                                                           2000        1999
                                                        -----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
 Income (loss) from continuing operations.............. $    31,671  $(373,907)
 Loss from discontinued operations.....................     (55,138)  (359,473)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
 Depreciation expense..................................     208,910    311,822
 Amortization expense..................................      11,052     31,120
 Common Stock issued for services......................         --      51,169
 (Increase) decrease in assets:
  Accounts receivable-trade............................    (432,949)  (122,002)
  Deposits.............................................      27,142    (19,727)
  Inventories..........................................  (1,070,238)  (288,505)
  Patent costs.........................................     (18,986)   (17,504)
  Prepaid expenses.....................................     (41,217)    30,343
 Increase (decrease) in liabilities:
  Accounts payable-trade...............................     499,166    108,480
  Accrued expenses.....................................      11,379     63,635
                                                        -----------  ---------
   Net cash used in operating activities...............    (829,208)  (584,549)
                                                        -----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of property and equipment.................    (196,434)  (483,149)
 Proceeds from disposition of discontinued subsidiary..      21,012        --
                                                        -----------  ---------
   Net cash used in investing activities...............    (175,422)  (483,149)
                                                        -----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Principal payments on long-term debt..................     (42,113)  (150,949)
 Issuance of notes payable to shareholders.............     315,000    360,000
 Payment of notes payable to shareholders..............     (30,000)   (25,000)
 Issuance of notes payable.............................     595,562     25,151
 Principal payments under capital lease obligations....      (8,683)   (14,759)
 Issuance of Common Stock, net of offering costs.......     112,500        --
 Issuance of Preferred Stock, net of offering costs....         --     878,150
                                                        -----------  ---------
   Net cash provided by financing activities...........     942,266  1,072,593
                                                        -----------  ---------
   Net increase (decrease) in cash.....................     (62,364)     4,895
CASH AT BEGINNING OF YEAR..............................     108,324    103,429
                                                        -----------  ---------
CASH AT END OF YEAR.................................... $    45,960  $ 108,324
                                                        ===========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Interest paid......................................... $   132,086  $ 184,010
                                                        ===========  =========
SUPPLEMENTAL DISCLOSURE OF NON CASH TRANSACTIONS
 Common Stock issued in payment of Preferred Stock
  dividend............................................. $   100,000  $     --
                                                        ===========  =========
 Notes payable converted into Preferred Stock.......... $       --   $  35,000
                                                        ===========  =========
 Notes payable converted into Common Stock............. $   100,000  $     --
                                                        ===========  =========
 Reclassification of property and equipment to property
  and equipment held for sale.......................... $   375,000  $     --
                                                        ===========  =========
 Purchase of equipment through capital lease
  agreement............................................ $       --   $  17,077
                                                        ===========  =========
 Paid-In Capital from extinguishment of debt .......... $       --   $ 390,667
                                                        ===========  =========

   The accompanying notes are an integral part of the consolidated financial statements.

                       OURPET'S COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

   Organization and Nature of Operations--OurPet's Company (the "Company") management originally founded Napro, Inc. ("Napro"), an Ohio corporation, in 1985 as an enterprise for launching new ventures and acquiring companies in various lines of business. On April 30, 1993, Napro acquired the assets of a small blow molding business, Gorman Plastics, which has been accounted for as a purchase. In February 1996 Napro placed these assets in a newly formed wholly owned Ohio subsidiary, Sanar Manufacturing Company ("Sanar"). Also in February 1996 Napro formed another wholly owned Ohio subsidiary, Virtu Company ("Virtu"), to market proprietary products to the retail pet business under the OurPet's label. Napro then changed its name to OurPet's Company effective March 19, 1998. On July 16, 1998, Manticus, Inc. ("Manticus") obtained all of the outstanding shares of OurPet's Company in exchange for 8,000,000 shares of common stock of Manticus in a transaction accounted for as a pooling of interests. After the transaction, the holders of the former OurPet's shares owned approximately 89% of the shares of Manticus, resulting in a reverse takeover. On October 12, 1998, Manticus changed its name to OurPet's Company. After the merger, management of the former OurPet's Company continued to manage the new OurPet's Company.

   Sanar manufactured custom blow molded products for customers in the lawn equipment, toy, medical accessory and automotive industries in addition to producing some of Virtu's proprietary products. Virtu develops and markets products for improving the health, safety, comfort and enjoyment of dogs, cats, birds and other small pets.

   The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and both of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Policy of Cash Equivalents--For purposes of the financial statements, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

   Inventory--Inventories are carried at the lower of cost, first-in, first-out method or market. Inventories at December 31, 2000 and December 31, 1999 consist of:

                                                              2000       1999
                                                           ---------- ----------
   Finished goods......................................... $1,602,976 $  875,278
   Raw materials..........................................    240,798    119,868
   Production supplies....................................        --      24,470
                                                           ---------- ----------
     Total................................................ $1,843,774 $1,019,616
                                                           ========== ==========

   All inventories are pledged as collateral for bank and small business administration loans.

   Impairments--Assets are evaluated for impairment when events change or change in circumstances indicates that the carrying amounts of the assets may not be recoverable. When any such impairment exists, the related assets are written down to fair value.

                       OURPET'S COMPANY AND SUBSIDIARIES

   Property and Equipment--Property and equipment are reported at cost. Depreciation and amortization are provided by using the straight-line and accelerated methods over the estimated useful lives of the assets. Amortization of assets under capital leases and leasehold improvements is provided on a straight-line basis over the lesser of the useful lives of the related assets or the terms of the leases. The estimated useful lives of the assets are as follows:

   Machinery and equipment........................................ 7 to 10 years
   Furniture and fixtures......................................... 3 to 7 years
   Vehicles.......................................................    5 years
   Leasehold improvements.........................................   39 years
   Tooling........................................................ 3 to 7 years
   Property held under capital leases............................. 5 to 7 years

   All property and equipment is pledged as collateral for bank and small business administration loans. Total depreciation for the years ended December 31, 2000 and December 31, 1999 was $208,910 and $311,822, respectively.

   As of March 31, 2000, the Company sold the property and equipment of Sanar as part of the sale of its business. When the purchaser renounced and breached the contract on September 29, 2000 and ceased its operations, the property and equipment were returned to the Company. Since these idle assets are subject to a first lien by the secured creditors, the Company and the lenders decided to dispose of all of these idle assets, the lenders repossessed the assets and sold them in February, 2001. Pursuant to FAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company has adjusted these assets to their net realizable value resulting in a disposal value of $375,000, which has been classified as held for sale on the accompanying consolidated balance sheet at December 31, 2000. No bankruptcy proceedings have been initiated in conjunction with the above matters.

   Loan Acquisition Costs--Loan acquisition costs are being amortized on the straight-line method over the term of the respective loans.

   Patents--Virtu has filed for patents for its proprietary products. The costs incurred have been capitalized and are being amortized over 15 years. All patents are pledged as collateral for bank loans.

   Revenue Recognition--With respect to revenue from product sales, revenue is recognized only upon shipment of products to customers. The Company derives its revenues from the sale of proprietary pet products under the OurPet's brand name. Net revenue is comprised of gross sales less discounts given to distributors and returns and allowances.

   For the year ended December 31, 2000, 57.4% of the Company's revenue was derived from two major customers. Revenue generated from each of these customers amounted to $1,906,435 and $1,004,790, which represents 37.6% and 19.8% of total revenue, respectively.

   For the year ended December 31, 1999, 26.1% of the Company's revenue was derived from one major customer. Revenue generated from this customer amounted to $803,820.

   Research and Development Costs--Research and development costs are charged to operations when incurred and are included in cost of goods sold. The amount charged for the years ended December 31, 2000 and December 31, 1999 was $60,398 and $52,385, respectively.

                       OURPET'S COMPANY AND SUBSIDIARIES

   Advertising Costs--Advertising costs are charged to operations when the advertising first takes place. Advertising expense for the years ended December 31, 2000 and December 31, 1999 was $105,876 and $90,182, respectively.

   Net Loss Per Common Share--Basic net loss per Common Share is based on the net loss attributable to common stockholders after preferred stock dividend requirements for the year, divided by the weighted average number of common shares outstanding during the year. Potential common shares have not been included since their effect would be antidilutive. Common shares that could be potentially dilutive include 568,500 stock options, 2,331,706 warrants and 1,000,000 shares underlying the Preferred Stock at December 31, 2000.

   Fair Value of Financial Instruments--Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2000. The respective carrying value of certain on balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair value of the Company's long-term debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates the fair value of the debt.

   Recent Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. FAS 133, as amended by FAS 137, is effective for periods beginning after June 15, 2000. Historically, the Company has not entered into derivative contracts. Accordingly, FAS 133 is not expected to affect the Company's financial statements.

   Income Taxes--Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                       OURPET'S COMPANY AND SUBSIDIARIES

Notes Payable and Long-Term Debt

                                                              December 31,
                                                          ---------------------
                                                             2000       1999
                                                          ---------- ----------
Note payable--Bank, open $1,000,000 line of credit with
 interest at prime plus 2% (11.5% at December 31, 2000
 and 10.5% at December 31, 1999). The note is secured by
 accounts receivable, equipment, inventory, trademark,
 patents and the personal guarantee of a stockholder....  $  854,786 $  244,969
Note payable--Bank, open $500,000 line of credit with
 interest at prime plus 2% (11.5% at December 31, 2000
 and 10.5% at December 31, 1999). The note is secured by
 inventory, equipment, receivables, trademarks, patents
 and the personal guarantee of a stockholder............      37,667    278,969
Note payable--Small Business Administration $270,000 in
 1993, due in monthly installments of $3,121 beginning
 January 1, 2000 and $2,987 beginning September 1, 2002
 through October 1, 2003 including interest at 5.244%.
 This note is secured by accounts receivable, inventory,
 property and equipment, and the personal guarantee of
 certain stockholders...................................     101,699    122,608
Note payable--Small Business Administration, bridge note
 increased to $175,000 in 1995, due in monthly
 installments of $2,180 beginning January 1, 2000 and
 $2,089 beginning September 1, 2002 through May 1, 2005
 including interest at 6.999%. This note is secured by
 various equipment purchases, and the personal guarantee
 of certain stockholders................................     100,044    111,016
Note payable--Bank, $525,000 in 1998 due in 35 monthly
 payments of $8,750 through October 1, 2001 and a final
 payment of $218,750 on November 1, 2001, plus interest
 at prime plus 2.25% (11.75% at December 31, 2000 and
 10.75% at December 31, 1999). This note is secured by a
 blanket lien on all assets and the personal guarantee
 of a stockholder.......................................     341,250    411,250
Note payable--director, due on August 31, 2001, interest
 at 10% payable at maturity. This note is subordinated
 to the bank loans......................................     200,000    200,000
Note payable--director, due on August 1, 2000, interest
 at 10% payable at maturity. This note is subordinated
 to the bank loans......................................         --     100,000
Note payable--director and shareholder, due on February
 1, 2001. Interest at 10% payable at maturity. This note
 is subordinated to the bank loans......................     150,000        --
Notes payable--officer, directors, shareholders and
 investors, due on July 31, 2002. Interest is payable
 quarterly at 10%. These notes are subordinated to the
 bank loans.............................................     125,000        --
Note payable--officer, director and shareholder, payable
 on demand. Interest of 10% payable at maturity. This
 note is subordinated to the bank loans.................      10,000        --
                                                          ---------- ----------
                                                           1,920,446  1,468,812
Less current portion of long-term debt..................   1,795.446    777,919
                                                          ---------- ----------
                                                          $  125,000 $  690,893
                                                          ========== ==========

                       OURPET'S COMPANY AND SUBSIDIARIES

   Future maturities of long-term debt are as follows:

     Year Ending December 31,                                           Amount
     ------------------------                                         ----------
       2001.......................................................... $1,795,446
       2002..........................................................    125,000
       2003..........................................................        --
       2004..........................................................        --
       2005..........................................................        --
                                                                      ----------
                                                                      $1,920,446
                                                                      ==========

   The Company is in violation of certain loan covenants and is in default in payment of principal and interest related to Sanar debt included above, and as a result, all of the Sanar debt has been classified as a current liability at December 31, 2000. See "Discontinued Operations" on page 41 of the Notes to Consolidated Financial Statements.

   The bank and small business administration loan agreements contain various restrictive and customary covenants and default provisions under which the Company must obtain permission from its lenders to (i) purchase or retire any of its capital stock; (ii) pay dividends in cash on any of its capital stock in excess of 100% of its cash flow (defined as net income plus depreciation and amortization minus principal payments on non-lender indebtedness as determined in accordance with Generally Accepted Accounting Principles); (iii) exceed $200,000 annually for capital expenditures; and (iv) pay officers and directors annual aggregate compensation in excess of $250,000. In addition, the Company must follow certain other requirements as to maintaining a minimum cash flow ratio and an adjusted tangible net worth.

   On March 1, 1999, the Company borrowed $60,000 from three stockholders of the Company for working capital purposes at an annual interest rate of 10%. The notes and accrued interest were paid on September 1, 1999 with $25,000 in principal being paid in cash and $35,000 in principal being converted into Convertible Preferred Stock. Also on June 30, 1999, the Company borrowed $20,000 from an officer and significant stockholder of the Company for working capital purposes at an annual interest rate of 9% which was paid with accrued interest on November 3, 1999 in cash.

   On February 1, 1999, the Company borrowed $100,000 from a director and stockholder of the Company for working capital purposes at an annual interest rate of 10% and it was due on August 1, 2000. In addition, the lender received 50,000 warrants for the purchase of Common Stock at $0.75 per share. The note and accrued interest were paid on March 21, 2000 with the principal amount of $100,000 being converted into 100,000 shares of Common Stock upon the exercise of 100,000 warrants.

   On September 1, 1999, the Company borrowed $200,000 from the same director and stockholder of the Company for working capital purposes at an annual interest rate of 10% and is due on August 31, 2001. In addition, the lender received 100,000 warrants for the purchase of Common Stock at $1.00 per share.

   In July and August of 2000, the Company borrowed a total of $275,000 from an officer, directors, stockholders and investor for working capital purposes at an annual interest rate of 10%. A note for $150,000 is due with accrued interest on February 1, 2001 and the other notes for $125,000 are due on July 31, 2002 with interest payable quarterly. In addition, the lenders received 162,500 warrants for the purchase of Common Stock at $1.25 per share.

   In October of 2000, the Company borrowed $40,000 from an officer for working capital purposes. This note is due on demand and has an annual interest rate of 10%. The Company has repaid $30,000 on the note by December 31, 2000.

                       OURPET'S COMPANY AND SUBSIDIARIES

Related Party Transactions

   The Company leases warehouse and office facilities from a related entity, Senk Properties. Current monthly rentals are $11,247 with annual increases of approximately 3% plus real estate taxes. The initial term of the lease was for five years ending on May 31, 1998 and it has been extended for an additional five year term, with the possibility of four additional extensions of five years each. Lease expense for the year ended December 31, 2000, net of amounts received from a sublease for six months, and the year ended December 31, 1999 was $83,901 and $138,795, respectively.

Paid-In Capital

   During December 1999, the Company recorded additional Paid-In Capital of $390,667 from the extinguishment of debt as a result of an officer and a stockholder canceling $232,607 in debt and accrued interest owed to them and a related party canceling $158,060 in accrued rentals owed to it.

Capital Stock

   From July through November 1999, the Company sold in a Private Placement 100,000 shares of no par value non-voting Convertible Preferred Stock. Each share of the Preferred is convertible into ten shares of Common Stock at a conversion price of $1.00 per share. The Company may redeem the preferred shares at $10 per share or convert each preferred share into ten common shares, at the option of the shareholder, at such time as the common shares are trading on a public exchange at a closing price of $4.00 or above for a period of ten consecutive business days. The holders of the Preferred are entitled to a 10% stock dividend paid annually in common shares beginning twelve months from the final close of the Private Placement. Under certain conditions, each Preferred shareholder may elect to receive a cash dividend in lieu of the Common Stock dividend. The Company accepted $965,000 in cash and cancellation of debt owed to two stockholders of the Company in the amount of $35,000 as consideration for the sale of the Preferred. The Company paid brokers or dealers a cash sales commission of 8% and issued them warrants, which expire on October 31, 2004, to purchase 77,200 shares of Common Stock at an exercise price of $1.10 per share.

   In March of 2000, the Company issued 250,000 shares of Common Stock upon the exercise of 150,000 warrants at an exercise price of $0.75 per share in cash and 100,000 warrants at an exercise price of $1.00 per share for cancellation of debt as consideration for the Common Stock. These transactions were with two significant directors and stockholders of the Company.

Warrants

   At December 31, 2000, the Company had the following Common Stock purchase warrants outstanding, all of which were exercisable:

                                          Number   Exercise
                                         of Shares  Price    Expiration Date
                                         --------- --------  ---------------
   1998 Private Placement:
     Subscribers........................ 1,226,298  $1.500  April 30, 2002
     Brokers or dealers.................   113,208   0.825  April 30, 2002
     Lenders' financing.................   127,500   0.750  April 30, 2002
     Others.............................    35,000   0.500  April 30, 2002
   1999 Private Placement to brokers or
    dealers.............................    77,200   1.100  October 31, 2004
   1999 Notes payable to Director.......    50,000   0.750  July 31, 2001
   1999 Issuance to related parties.....   500,000   1.000  December 14, 2004
   2000 Director for services...........    40,000   1.000  December 31,2001
   2000 Notes payable to Directors and
    Officer.............................   112,500   1.250  July 31, 2003
   2000 Notes payable to investors......    50,000   1.250  August 9, 2003 and
                                                            August 28, 2003
                                         ---------
   Total................................ 2,331,706
                                         =========

                       OURPET'S COMPANY AND SUBSIDIARIES

   The 1,226,298 warrants issued to subscribers in the 1998 private placement may be redeemed by the Company on thirty days notice at a redemption price of $0.01 per warrant share, at such time as the common shares are trading on a public exchange at a closing bid price (or the last sale price) of $3.00 or above for a period of ten consecutive business days.

Stock Options

   On December 4, 1999, the Board of Directors approved the 1999 Stock Option Plan, which was approved by the shareholders on August 5, 2000. This Plan replaced the prior plan and provided that the options previously granted to key employees would be exchanged for options with substantially similar terms. Stock options may be granted at the discretion of the Board of Directors for which the Company has reserved 850,000 shares of its Common Stock for issuance upon the exercise of options granted under the Plan. The options vest one-third on each of the second, third and fourth anniversaries of the date of grant and expire of the fifth anniversary of the date of grant. The Company grants stock options at exercise prices equal to or greater than the fair market value of the Company's Common Stock on the date of grant.

   The following table summarizes the activity in options under the Plan:

                                                        Number
                                                          of    Weighted Average
                                                        Shares   Exercise Price
                                                        ------- ----------------
   Outstanding at January 1, 1999...................... 590,000      $ .75
     Granted........................................... 170,000        .84
     Exercised.........................................     --         --
     Forfeited......................................... 160,000        .75
                                                        -------
   Outstanding at December 31, 1999.................... 600,000        .78
     Granted........................................... 117,500       1.11
     Exercised.........................................     --         --
     Forfeited......................................... 149,000        .86
                                                        -------
   Outstanding at December 31, 2000.................... 568,500        .85
                                                        =======

   The following table summarizes options outstanding at December 31, 2000:

                                               Weighted
                 Number   Weighted Average Average Remaining
   Range        of Shares  Exercise Price  Contractual Life
   -----        --------- ---------------- -----------------
   $0.75-$1.25   568,500       $0.85           4.0 Years

   There were no options exercisable at December 31, 2000.

   The Company adopted Statement of Financial Accounting Standards Statement No. 123, "Accounting for Stock-Based Compensation". This statement encourages, but does not require, the Company to recognize compensation expense for all awards of equity instruments issued. The statement established a fair value based method of accounting for stock-based compensation plans. The standard applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities in amounts based on the price of the entity's common stock or other equity instruments. Statement No. 123 permits companies to continue to account for such transactions under Accounting Principles Board No. 25 (APB No. 25), "Accounting for Stock Issued to Employees", but requires disclosure of pro forma net income and earnings per share as if the Company had applied the new method.

                       OURPET'S COMPANY AND SUBSIDIARIES

   The Company has elected to follow APB No. 25, and related interpretations, in accounting for its employee stock options. Accordingly, no compensation expense has been recognized with respect to the options granted to employees under the stock option plan. Had compensation expense been determined on the basis of fair value pursuant to Statement No. 123, the Company estimated the fair value of each stock option at the date of grant by using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield, an expected life of 5 years, an expected volatility of 33.3%, and a risk-free interest rate of 6%.

   For purposes of pro forma disclosures, the estimated fair value of the options granted in 2000 and 1999 is amortized to expense from the date of grant to the date of expiration. The weighted-average fair value of options granted during 2000 and 1999 were $0.28 and $0.26, respectively. The Company's pro forma information follows:

                                                          Year Ended December
                                                                  31,
                                                          --------------------
                                                            2000       1999
                                                          ---------  ---------
   Net loss applicable to Common Stock:
     As reported......................................... $(244,844) $(359,425)
     Pro forma...........................................  (284,205)  (380,575)
   Basic loss per Common Share:
     As reported.........................................      (.02)      (.04)
     Pro forma...........................................      (.03)      (.04)

Capital Leases

   The Company is the lessee of equipment under capital leases expiring in various years through 2004. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized on a straight-line basis over the lesser of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense for the years ended December 31, 2000 and December 31, 1999 was $10,015 and $11,554, respectively.

   A summary of property held under capital leases, included in property, plant and equipment, is as follows as of December 31, 2000 and December 31, 1999:

                                                               2000      1999
                                                             --------  --------
   Office equipment......................................... $ 17,077  $ 17,077
   Production equipment.....................................   18,443    36,361
   Vehicle..................................................      --     16,623
                                                             --------  --------
                                                               35,520    70,061
   Less: accumulated amortization...........................  (11,385)  (25,910)
                                                             --------  --------
     Total.................................................. $ 24,135  $ 44,151
                                                             ========  ========

                       OURPET'S COMPANY AND SUBSIDIARIES

   Minimum future lease payments under operating leases, together with the present value of the net minimum lease payments for capitalized leases as of December 31, 2000 are as follows:

                                                           Capitalized Operating
                                                             Leases     Leases
                                                           ----------- ---------
   2001...................................................   $ 7,944   $149,777
   2002...................................................     7,944    153,690
   2003...................................................    12,276     66,534
   2004...................................................     4,114      2,922
   2005...................................................       --         --
                                                             -------   --------
     Total minimum lease payments.........................    32,278   $372,923
                                                                       ========
   Less: Amount representing interest.....................    (5,479)
                                                             -------
     Present value of net minimum lease payments..........   $26,799
                                                             =======

   Interest rates on capitalized leases vary from 9.7% to 11.9% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

   Total rent expense of the Company for the years ended December 31, 2000 and December 31, 1999 was $167,938 and $224,736 respectively.

Income Taxes

   There was no income tax expense/benefit for the Company for the the years ended December 31, 2000 and December 31, 1999.

   Following is a reconciliation of the expected income tax benefit to the amount based on the U.S. statutory rate of 34% for the years ended December 31, 2000 and December 31, 1999:

                                                             2000      1999
                                                           --------  ---------
   Income tax benefit based on US statutory rate.......... $(46,930) $(148,949)
   Current period addition to the valuation allowance.....   46,930    148,949
                                                           --------  ---------
   Provision for income taxes............................. $    --   $     --
                                                           ========  =========

   The significant components of the Company's deferred tax assets and liabilities are as follows:

                                                              December 31,
                                                           --------------------
                                                             2000       1999
                                                           ---------  ---------
   Deferred tax assets:
     Net operating loss carryforward...................... $ 620,490  $ 573,560
     Valuation allowances.................................  (620,490)  (573,560)
                                                           ---------  ---------
   Net deferred tax assets................................ $     --   $     --
                                                           =========  =========

   The Company's valuation allowance increased by approximately $46,930 for the year ended December 31, 2000, which represents the effect of net operating losses. The Company has recorded a valuation allowance to state its deferred tax assets at estimated net realizable value due to the uncertainty of realization of these assets through future taxable income.

                       OURPET'S COMPANY AND SUBSIDIARIES

   The Company has available at December 31, 2000, unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

                                                    Amount of Unused Expiration
                                                     Operating Loss  During Year
   Year of Loss                                      Carryforwards     Ending
   ------------                                     ---------------- -----------
   1995............................................    $  374,001       2010
   1996............................................       259,811       2011
   1997............................................       464,680       2012
   1998............................................       150,362       2018
   1999............................................       438,086       2019
   2000............................................       138,030       2020
                                                       ----------
                                                       $1,824,970
                                                       ==========

Litigation

   In November 1999, the Company commenced litigation in the Cuyahoga County Common Pleas Court, State of Ohio, against a direct competitor. The Company alleged in its complaint, among other things, conversion of trade secrets and fraud, and sought damages in excess of $1,050,000. The competitor served an answer alleging affirmative defenses and counterclaimed against the Company for unfair competition and deceptive trade practices. The competitor sought to recover lost profits and statutory damages and for injunctions prohibiting the Company from continuing to market and sell their product. Upon mutual agreement, this litigation was dismissed with prejudice in October 2000 with each party dismissing its claims against the other.

   In May and June 2000, litigation was commenced against the Company in the Summit County Common Pleas Court, State of Ohio, by two suppliers seeking payment of unpaid invoices plus interest and costs totaling in excess of $196,529 for purchases made by the Company's discontinued subsidiary. The Plaintiffs obtained judgments against the discontinued subsidiary, however, all of the discontinued subsidiary's remaining assets have been repossessed by its lenders in an attempt to satisfy their senior liens. Subsequent to December 31, 2000, a settlement for a minimal amount was negotiated with the Plantiffs.

   In May 2000, the Company commenced litigation in the Cuyahoga County Common Pleas Court, State of Ohio, against a mold supplier and its related entities. The Company alleged against the Defendants breach of contract, negligence, unjust enrichment and breach of warranty, which caused damages in excess of $125,000. One of the Defendants filed a counterclaim against the Company for breach of contract for $38,600 in damages. Discovery is set to be completed in January 2001, with trial expected in April 2001.

   In addition to the above matters and in the normal course of conducting its business, the Company may become involved in various other litigations. The Company is not a party to any litigation or governmental proceeding which its management believes could result in any judgments or fines against it that would have a material adverse affect on the Company's financial position, liquidity or results of operations.

Discontinued Operations

   On December 4, 1999, the Company adopted a formal plan to sell the business of its subsidiary, Sanar Manufacturing Company ("Sanar"). As of March 31, 2000, the Company sold the assets of Sanar. The assets sold consisted primarily of accounts receivable, inventories, property and equipment and the assumption of notes payable, long-term debt, and accounts payable. The closing was escrowed pending the purchaser's refinancing of the long-term debt. The selling price was $100,000 in the form of cash and notes. The purchaser

                       OURPET'S COMPANY AND SUBSIDIARIES
failed to obtain refinancing of the long-term debt and notified the Company on September 29, 2000 of its intent to rescind the agreement and to wind down its operations and go out of business.

   As a result of the purchaser renouncing and breaching the contract, the remaining assets of Sanar, which are subject to a first lien by the secured creditors, were returned to the Company on September 29, 2000 and were repossessed by its lenders on October 3, 2000. The Company has guaranteed the debt of Sanar and should the sale of Sanar's assets not realize sufficient amounts to satisfy its obligations to the lenders, the Company would be liable for any deficiency. At December 31, 2000, the amount owed to the lenders including accrued interest was $580,660. Based upon the sale of the assets in February, 2001, the proceeds to be realized will not be adequate to satisfy the obligations to its lenders with approximately $220,000 remaining unpaid including interest to the estimated date of payment.

   Operating results of the business of Sanar for the years ended December 31, 2000 and December 31, 1999 are shown separately in the accompanying consolidated statements of operations.

   Net revenue of the business of Sanar for the years ended December 31, 2000 and December 31, 1999 were $560,412 and $2,254,880 excluding intercompany transactions. These amounts are not included in net revenue in the accompanying consolidated statements of operations.

   Net assets to be disposed of, at their expected net realizable values, have been separately classified in the accompanying balance sheet at December 31, 2000. The December 31, 1999 balance sheet has not been restated.

   Assets of the business of Sanar that were sold consisted of the following at their face amounts at March 31, 2000 and December 31, 1999:

                                                         March 31,  December 31,
                                                            2000        1999
                                                         ---------- ------------
   Accounts receivable.................................. $  262,620  $  239,279
   Inventories..........................................    246,525     222,590
   Property and equipment...............................    695,925     743,708
                                                         ----------  ----------
     Total assets....................................... $1,205,070  $1,205,577
                                                         ==========  ==========

Prior Period Restatement

   The accompanying consolidated financial statements for the year ended December 31, 1999 have been restated to reclassify the extinguishment of debt as additional Paid-In Capital. The gain on extinguishment had previously been reported as an extraordinary item. The effect of the restatement was to increase the net loss for 1999 by $390,667 ($0.04 per share). The restatement did not change total stockholders' equity or the number of shares of Common Stock issued and outstanding.

                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          OurPet's Company
Dated: May 31, 2001

                                                /s/ Steven Tsengas
                                          By: _________________________________
                                               Steven Tsengas
                                               Chairman, President and Chief
                                               Executive Officer

                                    PART III

Item 1. Index to Exhibits.

  (3) Charter and Bylaws
  (4) Instruments defining the rights of security holders
  (9) Voting Trust Agreement--Not Applicable

  (10) Material Contracts+

  (11) Statement of Computation of Net (Loss) Per Share -- Amended
  (16) Letter on change in certifying accountants -- Not Applicable
  (21) Subsidiaries of the Registrant
  (24) Power of Attorney -- Not Applicable
  (99) Additional Exhibits--None.

+ Certain information on the first page of Exhibit 10.17 has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Item 2. Description of Exhibits.

 3.1   Articles of Incorporation of Manticus, Inc., dated May 23, 1996.*

 3.1.1 Articles of Amendment to the Articles of Incorporation of Manticus,
       Inc., changing the name of the corporation to "OurPet's Company", effective September 1, 1998.*

 3.1.2 Articles of Amendment to the Articles of Incorporation of Manticus,
       Inc., nka OurPet's Company, reflecting changes to the corporation's capital structure, adopted July 20, 1999.*

 3.2   Bylaws of Manticus, Inc.*

 4.1   Common Stock Certificate.*

 4.2   Preferred Stock Certificate.*

 4.3   Promissory Note dated September 1, 1999 for $200,000, made by the
       Company to Joseph T. Aveni.*

 10.1  Asset Purchase Agreement, dated March 31, 2000, between Akon Plastic
       Enterprises, Inc. and Sanar Manufacturing Company, a wholly-owned subsidiary of OurPet's Company.*

 10.2  Lease Agreement dated March 17, 1993, with Addendums, between Senk
       Properties and GPI Division, NAPRO, Inc.*

 10.3  Letter dated February 14, 1998, to Anthony O'Rourke from Konstantine
       ("Dean") Tsengas and Steve Tsengas regarding sales commission, sales consulting and Board participation.*

 10.4 Letter from Company to Greg Johnson dated October 12, 1999 regarding consulting services.*

 10.5  1999 Stock Option Plan.*

 10.6  Standard Option Agreement.*

 10.7  Standard Common Stock Purchase Warrant.*

 10.8  Indemnity Agreement, dated March 31, 2000, between Akron Plastic
       Enterprises, Inc. and its President, David Herman, individually, and
       OurPet's Company and Dr. Steven Tsengas, Evangelia Tsengas, Nicholas
       Tsengas and Konstantine Tsengas.*

 10.9  Small Business Administration loan agreement dated July 8, 1993 with
       Napro, Inc.*

 10.10 Small Business Administration loan agreement dated March 10, 1995 with
       Napro, Inc.*

 10.11 Inventory and Accounts Receivable loan and Security Agreement, dated
       November 20, 1998, between National Bank of Canada and National Canada
       Business Corp. (nka "Summit Business Capital Corp.") and Virtu Company.*

 10.12 Vendor Agreement between the Company and Wal-Mart Stores, Inc.*

 10.13 Promissory Note dated July 21, 2000 for $50,000, made by the Company to
       Dr. Steven Tsengas.*

 10.14 Promissory Note dated August 1, 2000 for $150,000, made by the Company to Beachcraft Limited Partnership.*

 10.15 Promissory Note dated August 1, 2000 for $25,000, made by the Company to
       Joseph T. Aveni.*

 10.16 Demand Note dated October 20, 2000 for $40,000, between the Company and
       Dr. Steven Tsengas.*

 10.17 PetsMART 2001 Vendor Purchasing Terms*+

 11    Statement of Computation of Net (Loss) Per Share -- Amended

 21    Subsidiaries of the Registrant.*

*  Previously filed.

+ Certain information on the first page of this Exhibit has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.